Exhibit 99.1

CREDICORP

Earnings Release 3Q/2021

Milagros Cigüeñas

Roxana Mossi
Fernando Castillo, CFA
Andrea Sertzen, FRM
Diego Nieto, FRM
Sebastian del Águila
Sebastian Ardiles

investorrelations@credicorpperu.com

Table of Contents

Credicorp Ltd. (NYSE:BAP)		3
Financial Overview		3
01	Interest-Earning Assets (IEA)	8
02	Funding Structure	14
03	Net Interest Income (NII)	20
04	Portfolio Quality	25
05	Other income	33
06	Insurance Underwriting Results	37
07	Operating Expenses	42
08	Operating Efficiency	45
09	Regulatory Capital	48
10	BCP Digital Transformation	51
11	Economic Perspectives	55
12	Appendix	60

Third Quarter Results

Economic activity registered growth of 11.8% YoY in August, standing above pre-pandemic levels. The August 2021 level was 1.6% higher than the level reported in August 2019. Activity in the construction sector reported a particularly noteworthy expansion of 18% versus its August 2019 level. This recovery was driven primarily by the country’s strong macroeconomic fundamentals, which allowed the government to implement very expansive monetary and fiscal policies. This was accompanied by a favorable international environment, where copper prices stood at high levels. Additionally, the sanitary crisis has improved significantly, mortality rates have dropped, and the vaccination program is advancing. Currently, 81% of adults over the age of 18 have received at least one dose, and 65%, both doses.

Loan Growth

Growth QoQ, YoY and 9M YoY in loans was driven, to a significant extent, by the exchange rate. If we exclude this effect, structural loans grew 5.0% QoQ, 3.5%

YoY, and 0.1% 9M YoY. This evolution was primarily attributable to loan growth in Wholesale Banking.

Net Interest Income and Margin

QoQ, NII rose due to an increase in active interest rates and growth in structural loans. This was slightly offset by the funding mix effect in a context marked by a decline in government loans and an uptick in debt obligations, which impact in interest expense was higher than the positive effect generated by the increase in low-cost deposits.

YoY, NII increased due to a reduction in interest expenses. This evolution was attributable to high expenses last year through a large liability management transaction at BCP Stand-alone; a drop in market rates; and an uptick in balances of low-cost deposits in a context of excess liquidity due to government relief measures. A recovery in loan volumes and in the average investment volume also contributed, although to a lesser extent, to growth in NII.

YTD, NII reflects lower interest expense due to the same drivers as those explained for the YoY evolution. This was partially offset by a decrease in interest income from lower volumes of structural loan and a drop in active interest rates.

Net provisions for loan losses and Portfolio Quality

Provisions fell QoQ, driven by an improvement in payment behavior at BCP Stand-alone and Mibanco. This was partially offset by an increase in provisions at Mibanco, which was attributable to changes in write-off policies. YoY and YTD, the drop in provisions was driven by improvements in payment behavior and economic reactivation.

The NPL ratio deteriorated QoQ due to grace period expirations in the Government Loan Portfolio. If we consider only the structural loans, NPL shows an improvement of 78bps. YoY, the ratio increased for both the structural and government loan portfolios, in a context marked by grace period expirations.

Core Other Income

Expansion in Core Other income was driven by growth in fees at BCP after consumption in establishments rose and interbank and international transfers increased and stood at pre-pandemic levels.

Other Income

Growth was mainly attributable to the factors outlined above. In the case of YoY and 9M YoY, results were partially offset by a drop in non-core Other income due to a loss reported in the net gain on securities following the sale of sovereign bonds at BCP.

Underwriting Result

The underwriting result was positive, which was driven by a drop in claims in Life after Covid-related mortality dropped and the vaccination rate rose. An improvement this quarter was also driven by growth in premiums across business lines.

Operating Efficiency

The efficiency ratio was situated at 46.1%, which reflected deterioration of 240bps QoQ and 110bps YoY due to growth in expenses for digital transformation and disruptive initiatives at BCP Stand-alone. In the accumulated analysis, ithe ratio improved 120bps due to an uptick in income.

Net Income at Credicorp and Contribution by Business Line

Contribution* and ROAE by subsidiary in 3Q21 (S/ millions)

Credicorp Consolidated: Net Income of S/1,164 million, ROAE of 18.5%

*Contributions to Credicorp reflect the eliminations for consolidation purposes (eliminations for transactions among Credicorp’s subsidiaries or between Credicorp and its subsidiaries).

- In Mibanco, the figure is lower than the net income because Credicorp owns 99.921% of Mibanco (directly and indirectly). ROAE including goodwill of BCP from the acquisition of Edyficar (Approximately US$ 50.7 million) was 33.2% in 3Q20, 9.7% in 2Q21 and 13.1% in 3Q21. YTD was -26.4% for September 2020 and 8.4% for September 2021.

- In Grupo Pacifico, the contribution is higher than the net income because Credicorp owns 65.20% directly, and 33.57% through Grupo Credito. Figures include unrealized gains or losses that are considered in Pacifico’s Net Equity from the investment portfolio of Pacifico Vida. ROAE excluding such unrealized gains was 2.5% in 3Q20, -32.6% in 2Q21 and 13.3% in 3Q21. YTD was 10.5% for September 2020 and -12.0% for September 2021.

- Others includes Grupo Credito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

CREDICORP

Universal Banking Business

BCP stand-alone shows high profitability due to the exceptionally low level of provisions and core income growth, while expenses related to digital initiatives accelerate

Microfinance Business

At Mibanco, the evolution of low-risk structural disbursements was positive and reflects the fact that the hybrid model is beginning to bear fruit.

Insurance and Pensions Businesses

This quarter, income improved after claims in Life fell in a context of a downward trend in COVID-related mortality and progress in the vaccination process.

Investment Banking and Wealth Management

Income dropped after high gains from sales of securities were registered last quarter and Asset management business was affected by lower volumes

Outlook

We expect our overall ROAE for 2021 to situate at the upper end of the guidance, between 10% and 14%, given the strong rebound of the Banking and Insurance businesses, as the economy and the sanitary situation perform better than expected. On a consolidated basis, the on-going improvement in the Cost of risk will offset fees pressured by regulation and higher expenses related to digital transformation initiatives.

Overview Financial Information: Third Quarter 2021

Credicorp Ltd.	Quarter			% change				YTD		% change
S/ 000	3Q20	2Q21	3Q21	QoQ		YoY		Sep 20	Sep 21	Sep 21 / Sep 20
Net interest, similar income and expenses	2,161,905	2,309,042	2,451,708	6.2%		13.4%		6,502,782	6,884,133	5.9%
Provision for credit losses on loan portfolio, net of recoveries	(1,305,905)	(363,380)	(164,414)	-54.8%		-87.4%		(5,187,843)	(1,085,441)	-79.1%
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	856,000	1,945,662	2,287,294	17.6%		167.2%		1,314,939	5,798,692	341.0%
Total other income	1,102,766	1,191,694	1,238,683	3.9%		12.3%		3,076,684	3,624,907	17.8%
Insurance underwriting result	(4,340)	(136,335)	70,204	n.a.		n.a.		273,266	(131,378)	-148.1%
Total other expenses	(1,802,009)	(1,860,447)	(1,977,794)	6.3%		9.8%		(5,209,713)	(5,518,512)	5.9%
Profit (loss) before income tax	152,417	1,140,574	1,618,387	41.9%		961.8%		(544,824)	3,773,709	n.a.
Income tax	(55,829)	(423,491)	(428,037)	1.1%		666.7%		213,151	(1,189,127)	n.a.
Net profit (loss)	96,588	717,083	1,190,350	66.0%		1132.4%		(331,673)	2,584,582	n.a.
Non-controlling interest	(8,018)	17,614	26,651	51.3%		n.a.		(25,163)	60,616	n.a.
Net profit (loss) attributable to Credicorp	104,606	699,469	1,163,699	66.4%		1012.5%		(306,510)	2,523,966	n.a.
Net profit (loss) / share (S/)	1.31	8.77	14.59	66.4%		1012.5%		(3.84)	31.64	n.a.
Loans	136,148,711	143,091,752	146,551,226	2.4%		7.6%		136,148,711	146,551,226	7.6%
Deposits and obligations	137,202,674	149,161,803	152,548,368	2.3%		11.2%		137,202,674	152,548,368	11.2%
Net equity	23,594,717	25,073,706	25,192,570	0.5%		6.8%		23,594,717	25,192,570	6.8%
Profitability
Net interest margin	4.05%	4.01%	4.23%	22	bps	18	bps	4.41%	4.00%	-41	bps
Risk-adjusted Net interest margin	1.60%	3.38%	3.95%	57	bps	235	bps	0.89%	3.37%	248	bps
Funding cost	1.74%	1.18%	1.21%	3	bps	-53	bps	1.90%	1.28%	-62	bps
ROAE	1.8%	11.3%	18.5%	720	bps	1670	bps	-1.6%	13.4%	1500	bps
ROAA	0.2%	1.1%	1.9%	80	bps	170	bps	-0.2%	1.4%	160	bps
Loan portfolio quality
Internal overdue ratio (1)	3.04%	3.53%	3.73%	20	bps	69	bps	3.04%	3.73%	69	bps
Internal overdue ratio over 90 days	2.53%	2.67%	2.76%	9	bps	23	bps	2.53%	2.76%	23	bps
NPL ratio (2)	4.17%	4.79%	4.96%	17	bps	79	bps	4.17%	4.96%	79	bps
Cost of risk (3)	3.84%	1.02%	0.45%	-57	bps	-339	bps	5.08%	0.99%	-409	bps
Coverage ratio of IOLs	233.1%	185.8%	165.8%	-2000	bps	-6730	bps	233.1%	165.8%	-6730	bps
Coverage ratio of NPLs	169.9%	137.0%	124.8%	-1220	bps	-4510	bps	169.9%	124.8%	-4510	bps
Operating efficiency
Efficiency ratio (4)	45.0%	43.7%	46.1%	240	bps	110	bps	45.9%	44.7%	-120	bps
Operating expenses / Total average assets	2.93%	2.96%	3.20%	24	bps	27	bps	3.17%	3.00%	-20	bps
Insurance ratios
Combined ratio of P&C (5) (6)	84.8%	88.9%	94.1%	520	bps	930	bps	84.8%	94.1%	930	bps
Loss ratio (6)	86.0%	107.4%	76.5%	-3090	bps	-950	bps	86.0%	76.5%	-950	bps
Capital adequacy - BCP Stand-alone (7)
BIS ratio (8)	15.39%	15.34%	15.16%	-18	bps	-23	bps	15.39%	15.16%	-23	bps
Tier 1 ratio (9)	10.70%	10.31%	10.00%	-31	bps	-70	bps	10.70%	10.00%	-70	bps
Common equity tier 1 ratio (10)	11.45%	11.23%	11.10%	-13	bps	-35	bps	11.45%	11.10%	-35	bps
Capital adequacy - Mibanco (7)
BIS ratio (8)	17.69%	17.22%	16.79%	-43	bps	-90	bps	17.69%	16.79%	-90	bps
Tier 1 ratio (9)	15.47%	14.66%	14.30%	-36	bps	-117	bps	15.47%	14.30%	-117	bps
Common equity tier 1 ratio (10)	16.22%	15.26%	15.15%	-11	bps	-107	bps	16.22%	15.15%	-107	bps
Employees	37,572	35,776	35,733	-0.1%		-4.9%		37,572	35,733	-4.9%
Share Information
Issued Shares	94,382	94,382	94,382	0.0%		0.0%		94,382	94,382	0.0%
Treasury Shares (11)	14,977	14,866	14,866	0.0%		-0.7%		14,977	14,866	-0.7%
Outstanding Shares	79,405	79,516	79,516	0.0%		0.1%		79,405	79,516	0.1%

(1) Internal overdue loans includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue ratio: Internal overdue loans / Total loans.

(2) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPL / Total loans.

(3) Cost of risk: Annualized provision for loan losses, net of recoveries / Total loans.

(4) Efficiency ratio = (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost) / (Net interest, similar income and expenses + Fee Income + Net gain on foreign exchange transaction + Net Gain From associates + Net gain on derivatives held for trading + Result on exchange differences + Net Premiums Earned).

(5) Combined ratio = (Net claims / Net earned premiums) + [(Acquisition cost + Operating expenses) / Net earned premiums]. Does not include Life insurance business.

(6) Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.

(7) All Capital ratios are for BCP Stand-alone and based on Peru GAAP.

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).

(9) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(10) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses)."

(11) These shares are held by Atlantic Security Holding Corporation (ASHC) and for shared based payments.

Structural loans measured in average daily balances (ADB) grew +7.4% QoQ, driven by an uptick in the exchange rate. If we exclude this effect, structural loans reflect growth of 5.0%. This growth was spurred by the Wholesale Banking portfolio, whose clients are seeking out financing.

QoQ, available funds at Credicorp increased while the investment portfolio registered a decline due to expirations of certificate of deposits, which were not renewed. Interest-earning assets increased 2.1% QoQ and their structure was more profitable.

YoY, structural loans, measured in ADB, grew +8.7%. This growth was driven by variations in the exchange rate. If we exclude this effect, structural loans register growth of +3.5%, which was driven primarily by Middle Market Banking -and to a lesser extent by Retail Banking- and by an uptick in Mibanco's balances.

Available funds increased due to growth in liquidity, which was in turn driven by Government loans (GP); other relief measures in the financial system; the sale of investments in the 2Q21; and to expirations of certificate of deposits in the 3Q21, which were not renewed. The combination of these variations led IEAs to increase 6.7%.

Loans measured in ADB at 9 months grew +11.4%. This expansion was primarily attributable to the impact of of government loans. If we exclude GP and the exchange rate effect, the structural portfolio grew 0.1%.

1

Interest-earning assets

1.	Interest-earning assets (IEA)

Interest earning assets	As of			% change
S/ 000	Sep 20	Jun 21	Sep 21	QoQ	YoY
Cash and due from banks	28,219,512	29,058,684	36,137,443	24.4%	28.1%
Interbank funds	2,031	16,790	9,782	-41.7%	381.6%
Total investments	51,648,986	54,772,644	48,110,456	-12.2%	-6.9%
Cash collateral, reverse repurchase agreements and securities borrowing	2,821,116	1,616,654	2,555,337	58.1%	-9.4%
Financial assets designated at fair value through profit or loss	729,059	921,851	981,508	6.5%	34.6%
Total loans	136,148,711	143,091,752	146,551,226	2.4%	7.6%
Total interest earning assets	219,569,415	229,478,375	234,345,752	2.1%	6.7%

1.1. Structure and Evolution of IEA

IEA composition

At the end of September 2021, loans, our most profitable asset, represented 62.5% of IEAs, followed by investments with 20.5% and other assets[1] with 16.9%. IEAs increased +2.1% QoQ and +6.7% YoY thanks to loan growth.

Loans continued to increase their share of total IEAs, spurred by structural disbursements and the exchange rate effect, while government loans (GP) continued to post a decrease in their share of the IEA structure. The share of government loans within total IEAs fell from 11.1% in Sept-20 to 10.0% in June-21 and 9.0% in Sept-21. Structural loans, in turn, registered a share of 51.0% of total IEAs in Sept-20; 52.3% in June-21; and 53.6% in Sept-21.

The share of investments of total IEAs fell while that of liquid assets increased, because of the expiration of certificate of deposits, which were not renewed.

Total Loans (Quarter-end Balances)

It is important to note that both the QoQ and YoY increases in loans was largely attributable to an exchange rate effect, which was fueled by the +7.2% and +14.9% appreciation of the US Dollar against the Sol QoQ and YoY respectively.

QoQ, loans in quarter-end balances increased +2.4% and structural loans, +4.5%. Both of these metrics were driven by the exchange rate effect. If we exclude the effect, total loans grew +0.1% QoQ and structural loans, 1.7%. The aforementioned was driven by:

(i)	Structural growth was led by Wholesale Banking at BCP Stand-alone and was spurred by economic reactivation and financing demand from the corporate segment.

(ii)	Growth in the structural portfolio of Retail Banking was driven primarily by the SME-Business and SME-Pyme segments and secondarily by the Mortgage segment.

(iii)	Mibanco’s portfolio reported a structural increase of +4.1%. This was fueled by an uptick in disbursements, which topped pre-pandemic levels this quarter.

GP loans in quarter-end balances fell -8.6% QoQ.

Similar to the quarterly evolution, total loans measured in quarter-end balances in YoY terms rose +7.6% while structural loans expanded +12.2% due to an increase in the exchange rate. If we exclude the exchange rate effect, total loans grew +2.8% and structural loans, +6.3%. This was attributable to:

(i)	Growth in the Wholesale Banking portfolio, which was driven by an uptick in disbursements due to: a reactivation of internal demand and a subsequent increase in financing demand; and the impulse provided by the fishing and agricultural campaigns that began at the end of 2Q21.

1 Includes Cash and Due from Banks; Interbank Funds; Cash Collateral,reverse repurchase agreements, and securities borrowings, and Financial Assets designated at fair value through profit or loss.

(ii)	Growth in the Retail Banking portfolio, which was led primarily by Mortgage and secondarily by SME-Business, SME-Pyme and Consumer. The Credit Card segment registered a decrease in loan balances.

(iii)	Growth of 13.5% in the Mibanco portfolio, which continued to follow an upward trend to top the disbursement levels reported pre-pandemic this quarter.

GP loans fell -13.4% YoY.

Total Investments

Total Investments	As of			% change
S/ 000	Sep 20	Jun 21	Sep 21	QoQ	YoY
Fair value through profit or loss investments	6,658,680	6,791,288	6,660,487	-1.9%	0.0%
Fair value through other comprehensive income investments	40,712,831	40,273,400	33,262,618	-17.4%	-18.3%
Amortized cost investments	4,277,475	7,707,956	8,187,351	6.2%	91.4%
Total investments	51,648,986	54,772,644	48,110,456	-12.2%	-6.9%

Total investments fell -12.2% QoQ and -6.9% YoY. Both results were driven by a strategy to reduce exposure to interest rate movements by selling investments in the 2Q21, and to expirations of certificate of deposits in the 3Q21, which were not renewed.

Other IEA

Available funds increased 24.4% QoQ and 28.1% YoY. This evolution was attributable to an influx of cash driven by (i) expirations of certificates of deposits that were not subsequently renewed and (ii) growth in deposits after clients withdrew savings from pensions funds.

1.2. Credicorp Loans

1.2.1.	Evolution of loans in average daily balances (ADB)

The ADB of loans show growth of +4.8% QoQ and +9.0% YoY. Similar to the scenario described above for quarter-end balances, the most significant driver of growth was the uptick in the exchange rate. This impacted the most dollarized portfolios such as Wholesale Banking, and businesses such as Mibanco Colombia and BCP Bolivia, which make disbursements in FC.

If we exclude the exchange rate effect, QoQ growth in structural loans was mainly attributable to the evolution of Wholesale Banking and YoY, to an increase in balances in the Middle Market, Mortgage, SME-Pyme and Consumer segments at BCP Stand-alone and to growth in balances at Mibanco.

ADB balances provide the most complete picture of how loan interest, which constitutes Credicorp’s primary source of income, has evolved. Additionally, average daily balances reflect trends or variations to a different degree than quarter-end balances which may include pre-payments or loans made at the end of the quarter. In comparative terms, these payments, affect average daily balances less than quarter-end balances and as such, the former provide a more balanced picture of loan evolution.

It is important to note that structural loans registered higher growth than total loans QoQ, which reflects the gradual amortization of government loans.

Evolution of loans in ADB by business segment (1)(2)

	TOTAL LOANS								% change
	Expressed in million S/			Structural			% change		Structural		% Part. in total loans			Structural
	3Q20	2Q21	3Q21	3Q20	2Q21	3Q21	QoQ	YoY	QoQ	YoY	3Q20	2Q21	3Q21	3Q21
BCP Stand-alone	111,385	114,614	120,754	93,444	93,595	101,515	5.4%	8.4%	8.5%	8.6%	82.9%	82.0%	82.5%	81.5%
Wholesale Banking	54,838	51,862	57,863	48,330	46,067	53,080	11.6%	5.5%	15.2%	9.8%	40.8%	37.1%	39.5%	42.6%
Corporate	31,448	28,869	32,642	30,626	28,288	32,147	13.1%	3.8%	13.6%	5.0%	23.4%	20.7%	22.3%	25.8%
Middle - Market	23,389	22,993	25,221	17,704	17,780	20,933	9.7%	7.8%	17.7%	18.2%	17.4%	16.5%	17.2%	16.8%
Retail Banking	56,547	62,752	62,891	45,113	47,528	48,434	0.2%	11.2%	1.9%	7.4%	42.1%	44.9%	43.0%	38.9%
SME - Business	10,014	11,279	11,400	4,574	4,866	5,524	1.1%	13.8%	13.5%	20.8%	7.5%	8.1%	7.8%	4.4%
SME - Pyme	16,062	19,647	19,626	10,068	10,836	11,046	-0.1%	22.2%	1.9%	9.7%	12.0%	14.1%	13.4%	8.9%
Mortgage	16,816	17,884	18,133	16,816	17,884	18,133	1.4%	7.8%	1.4%	7.8%	12.5%	12.8%	12.4%	14.6%
Consumer	9,018	10,076	10,000	9,018	10,076	10,000	-0.8%	10.9%	-0.8%	10.9%	6.7%	7.2%	6.8%	8.0%
Credit Card	4,637	3,866	3,731	4,637	3,866	3,731	-3.5%	-19.5%	-3.5%	-19.5%	3.5%	2.8%	2.5%	3.0%
Mibanco	11,593	13,023	13,082	9,729	10,232	10,428	0.5%	12.8%	1.9%	7.2%	8.6%	9.3%	8.9%	8.4%
Mibanco Colombia	788	963	1,047	788	963	1,047	8.8%	32.9%	8.8%	32.9%	0.6%	0.7%	0.7%	0.8%
Bolivia	8,149	8,747	9,408	8,149	8,747	9,408	7.6%	15.5%	7.6%	15.5%	6.1%	6.3%	6.4%	7.6%
ASB	2,438	2,390	2,122	2,438	2,390	2,122	-11.2%	-13.0%	-11.2%	-13.0%	1.8%	1.7%	1.4%	1.7%
BAP's total loans	134,353	139,736	146,413	114,547	115,927	124,520	4.8%	9.0%	7.4%	8.7%	100.0%	100.0%	100.0%	100.0%

Largest contraction in volumes
Highest growth in volumes

For consolidation purposes, loans generated in FC are converted to LC.

(1) Structural Portfolio excludes the average daily balances from loans offered through de Reactiva Peru y FAE-Mype Government Programs.

(2) Figures differ from previously reported.

QoQ loan growth in ADB by segment

Expressed in millions of S/

+4.8% (+7.4% Structural Portfolio)

The figure above shows an increase of +4.8% QoQ (+7.4% structural) of loans measured in quarter-end balances; growth in both cases was driven by the exchange rate effect. If we exclude this effect, total loans grew +2.8% and structural loans, +5.0%. The structural variation was due to the following, in order of magnitude of impact:

(i)	Growth in the Wholesale Loan portfolio due to an increase in structural balances in the Corporate segment and, to a lesser extent, to growth in the Middle Market segment. Expansion was primarily driven by economic recovery and by the increase in financing demand in these segments.

(ii)	Growth in Retail Banking, where SME-Business made the highest contribution to portfolio growth, followed by SME-Pyme and Mortgage.

(iii)	Credit Card and Consumer loan balances fell QoQ due to a decrease in the dynamism of these segments and to the fact that clients have used liquidity to reduce their balances.

(iv)	Growth at Mibanco, where balances hit levels this quarter that topped those seen pre-pandemic. Mibanco Colombia resumed growth and registered record-highs for disbursements after having frozen disbursements in 2Q21 in a context of rising social tensions.

GP fell -8.0% QoQ.

YoY loan growth in ADB by segment

Expressed in millions of S/

+9.0% (+8.7% Structural Portfolio)

Government Programs (Reactiva and FAE-Mype) Structural

YoY growth was also impacted by a depreciation in LC. If we exclude the exchange rate effect and government loans from the calculation base, total loans increased +4.5% and structural loans, +3.5%. The structural evolution was attributable to:

(i)	Growth in the Retail Banking portfolio, which was led Mortgage segment followed by SME-Pyme, Consumer and SME-Business. The dynamism of Retail Banking was partially offset by a decrease in Credit Card balances, which were adversely affected by the sanitary crisis; contention measures; a decrease in the appetite for risk; and the fact that clients used their liquidity to pay down balances in this segment.

(ii)	Growth in the Wholesale Banking portfolio, which registered an improvement in Middle Market banking that was offset by a reduction in Corporate banking, whose clients had taken advantage of low rates in 2020 and are paying off these loans.

(iii)	Growth in Mibanco loans, in a scenario marked by on-going recovery in structural loans, which topped pre-pandemic levels in 3Q21. Mibanco Colombia’s portfolio grew 17.0% YoY, which was attributable to an uptick in disbursements and structural increase in productivity after social tensions eased and the confidence level of economic agents improved.

Loan growth in ADB (9 months) by segment

Expressed in millions of S/

+11.4% (+0.2% Structural Portfolio)

Government Programs (Reactiva and FAE-Mype) Structural

Growth in ADB (9 months) of +11.4% was primarily driven by government loans and by the exchange rate effect created by the depreciation of the Sol. The Mortgage and Consumer segments also contributed to this growth. Similar to the scenario seen in the YoY analysis, the Corporate Banking and the Credit Card segments registered the most significant drop in balances given that clients leveraged higher liquidity levels and funds from government relief programs to amortize financial obligations.

1.2.2. Evolution of the loan dollarization level at Credicorp by segment

Evolution of average daily loan balances by currency (1)(2)

	DOMESTIC CURRENCY LOANS								% change		FOREIGN CURRENCY LOANS					% part. by currency
	Expressed in million S/			Structural			% change		Structural		Expressed in million US$					3Q21
	3Q20	2Q21	3Q21	3Q20	2Q21	3Q21	QoQ	YoY	QoQ	YoY	3Q20	2Q21	3Q21	QoQ	YoY	LC	FC
BCP Stand-alone	78,056	80,960	83,442	60,115	59,941	64,202	3.1%	6.9%	7.1%	6.8%	9,375	8,805	9,135	3.8%	-2.6%	69.1%	30.9%
Wholesale Banking	28,201	25,860	28,562	21,694	20,065	23,779	10.4%	1.3%	18.5%	9.6%	7,493	6,803	7,173	5.4%	-4.3%	49.4%	50.6%
Corporate	14,204	12,572	14,771	13,381	11,990	14,276	17.5%	4.0%	19.1%	6.7%	4,851	4,264	4,375	2.6%	-9.8%	45.3%	54.7%
Middle-Market	13,997	13,288	13,791	8,313	8,074	9,503	3.8%	-1.5%	17.7%	14.3%	2,642	2,539	2,798	10.2%	5.9%	54.7%	45.3%
Retail Banking	49,855	55,100	54,880	38,421	39,876	40,423	-0.4%	10.1%	1.4%	5.2%	1,882	2,002	1,962	-2.0%	4.2%	87.3%	12.7%
SME - Business	7,545	8,284	8,076	2,105	1,871	2,199	-2.5%	7.0%	17.6%	4.5%	694	783	815	4.1%	17.4%	70.8%	29.2%
SME - Pyme	15,862	19,463	19,441	9,868	10,653	10,861	-0.1%	22.6%	2.0%	10.1%	56	48	45	-5.5%	-19.4%	99.1%	0.9%
Mortgage	14,673	15,722	15,960	14,673	15,722	15,960	1.5%	8.8%	1.5%	8.8%	603	566	532	-6.0%	-11.8%	88.0%	12.0%
Consumer	7,717	8,491	8,469	7,717	8,491	8,469	-0.3%	9.7%	-0.3%	9.7%	366	415	375	-9.7%	2.4%	84.7%	15.3%
Credit Card	4,058	3,139	2,933	4,058	3,139	2,933	-6.6%	-27.7%	-6.6%	-27.7%	163	190	195	2.8%	19.8%	78.6%	21.4%
Mibanco	11,085	12,551	12,614	9,221	9,760	9,960	0.5%	13.8%	2.0%	8.0%	143	124	115	-7.2%	-19.8%	96.4%	3.6%
Mibanco Colombia	-	-	-	-	-	-	-	-	-	-	221	252	256	1.7%	15.6%	-	100.0%
Bolivia	-	-	-	-	-	-	-	-	-	-	2,292	2,289	2,302	0.6%	0.5%	-	100.0%
ASB	-	-	-	-	-	-	-	-	-	-	686	626	519	-17.0%	-24.3%	-	100.0%
Total loans	89,141	93,511	96,056	69,336	69,701	74,162	2.7%	7.8%	6.4%	7.0%	12,717	12,095	12,328	1.9%	-3.1%	65.6%	34.4%

Largest contraction in volumes Highest growth in volumes

For consolidation purposes, loans generated in FC are converted to LC.

(1) Structural Portfolio excludes the average daily balances from loans offered through de Reactiva Peru y FAE-Mype Government Programs.

(2) Figures differ from previously reported.

YoY evolution of the dollarization level by Credicorp segment (1)(2)(3)

(1) Average daily balances.

(2) The FC share of Credicorp’s loan portfolio is calculated including BCP Bolivia and ASB, however the chart shows only the loan books of BCP Stand-alone and Mibanco.

(3) The year with the historic maximum level of dollarization for Wholesale Banking was 2012, for Mibanco was 2016, for Credit Card was in 2021 and for the rest of segments was

2009.

Portfolio dollarization levels were pressured upward by the exchange rate effect (depreciation in LC) and by amortizations of government loans. In particular, dollarization in the Credit Card segment increased throughout the pandemic and reached a record high this quarter in a context of diminishing loan balances in LC in this segment.

CREDICORP

Total funding increased +1.4% QoQ. If we control for the exchange rate effect, the total level falls -1.9%. This quarter, deposits continued to register an increase in their share of total funding. Growth in LC deposits (associated with withdrawals from pension funds) and the depreciation of the Sol contributed to this result. The share of Due to banks and correspondents also grew after BCP took on new debt to offset outflows of FC deposits in a context of political uncertainty.

In the YoY analysis, total funding increased +6.9%. If we control for the exchange rate effect, the total level increases +0.2%. Growth in deposits' share of total funding was noteworthy and reflects an increase in personal liquidity due to government relief facilities. This was offset by a decrease in BCRP instruments, which was attributable to amortization of government loans.

The funding cost increased slightly to stand at 1.21% (+3bps QoQ). This result was attributable to the increase of to an increase in debt obligations with foreign institutions at BCP Stand-alone and to the depreciation of the Sol*. These effects were partially offset by growth in low-cost deposits' share of the funding mix.

2

Funding Sources

2. Funding Sources

2.1 Funding Structure

The level of total funding increased +1.4% QoQ. If we control for the exchange rate effect, the level falls -1.9%. In terms of structure, the following dynamics were of interest:

(i)	On-going growth in the share of Deposits in the funding structure (76.4% vs 75.7% in 2Q21); this level is close to that seen pre-pandemic. Growth in LC deposits and the depreciation of the Sol contributed to this result.

(ii)	The increase in the share of Due to banks and correspondents, which rose from 3.2% in 2Q21 to 3.7% in 3Q21. This growth was primarily attributable to new debt obligations at BCP Stand-alone to offset outflows of funds from deposits to foreign accounts.

(iii)	On-going reduction in the share of BCRP Instruments (10.4% vs 11.9% in 2Q21). This decrease was driven by amortizations of government program loans at BCP Stand-alone and Mibanco.

In the YoY analysis, total funding increased +6.9%. If we control for the exchange rate effect, the level increases +0.2%. Growth in the share of deposits (76.4% vs 73.5%), which was driven by an increase in personal liquidity via government facilities, was noteworthy. This was offset by a drop in BCRP Instruments (10.4% vs 13.6%), which was attributable to amortizations of government program loans.

2.2. Deposits

Deposits	As of			% change
S/ 000	Sep 20	Jun 21	Sep 21	QoQ	YoY
Demand deposits	53,574,151	59,998,764	61,112,084	1.9%	14.1%
Saving deposits	45,999,882	52,687,270	54,365,781	3.2%	18.2%
Time deposits	29,785,440	30,302,103	31,601,351	4.3%	6.1%
Severance indemnity deposits	7,127,617	5,456,510	4,681,224	-14.2%	-34.3%
Interest payable	715,584	717,156	787,928	9.9%	10.1%
Total Deposits	137,202,674	149,161,803	152,548,368	2.3%	11.2%

Deposits expanded +2.3% QoQ. Notwithstanding, if we control for the exchange rate, we observe a contraction of -1.2%. The main drivers of these movements were:

(i)	Growth in savings deposits, which expanded +3.2% QoQ (0.2% controlling for the exchange rate). This expansion primarily reflects an uptick in deposits in LC (after bi-yearly bonuses were paid) and a depreciation in the exchange rate. These effects offset the drop in FC deposits (expressed in US Dollars), which were affected by fund transfers abroad.

(ii)	Growth in time deposits of +4.3% (0.4% controlling for the exchange rate), which was driven by a depreciation in local currency and by growth in the deposits in FC (expressed in US Dollars). These effects offset the decrease in time deposits in LC.

(iii)	The increase in demand deposits, which grew +1.9% (-1.9% controlling for the exchange rate). The depreciation of the Sol and the increase in LC balances associated with withdrawals from pension funds largely offset the drop in FC balances (expressed in US Dollars).

(iv)	A significant drop in Severance Indemnity Deposits, after funds were freed up for withdrawal.

In YoY terms, total deposits grew +11.2% (+3.9% controlling for the exchange rate). The increase was primarily driven by savings and demand deposits and was attributable to: (i) depreciation in the sol; and (ii) facilities to draw down funds from Pension funds and Severance Indemnity accounts, which clients subsequently transferred to low-cost bank accounts.

2.2.1. Deposits: Dollarization Level

    Total Deposits by Currency

(measured in quarter-end balances)

The share of FC deposits within total deposits rose from 50.2% in 2Q21 to 50.7% in 3Q21. This increase was attributable to the exchange rate effect and amply offset the decrease in time deposits in foreign currency expressed in US Dollars. Had the exchange rate remained constant, dollarization would have fallen to 49.0%.

In the YoY analysis, the dollarization level increased, driven by the 14.9% depreciation in the Sol. If we exclude this effect, dollarization stands at 47.2% in FC.

Deposits by type and currency

(measured in quarter-end balances)

2.3. Other sources of funding

Other funding sources	As of			% change
S/ 000	Sep 20	Jun 21	Sep 21	QoQ	YoY
Due to banks and correspondents	6,601,722	6,239,161	7,466,434	19.7%	13.1%
BCRP instruments	25,344,724	23,329,990	20,746,109	-11.1%	-18.1%
Repurchase agreements	1,204,487	1,276,678	1,330,811	4.2%	10.5%
Bonds and notes issued	16,425,832	16,951,481	17,577,630	3.7%	7.0%
Total other funding sources	49,576,765	47,797,310	47,120,984	-1.4%	-5.0%

The total of Other Sources of Funding fell -1.4% QoQ. This evolution shows:

A drop in BCRP Instruments, mainly at BCP Stand-alone, due to amortization of government program loans.

An increase in Due to Banks and Correspondents, which was attributable to an increase in debt obligations at BCP Stand-alone after more loans were assumed with foreign financial institutions in FC to offset the effects of outflows of other sources of funding.

Growth in Bonds and Notes issued, which was primarily driven by the exchange rate effect given that 78% of the total balance is in FC. This increase was partially offset by expirations of corporate bonds.

Repurchase agreements registered a slight increase through new inter-bank repos at BCP Bolivia.

The YoY evolution registered a decrease of -5.0%, which was primarily attributable to a drop in the balance of BCRP Instruments at BCP Stand-alone -after clients amortized government program loans. This was partially offset by the exchange rate variation given the high balances of debt held in FC.

2.4. Loans / Deposits (L/D)

Loan/Deposit ratio by subsidiary

The L/D ratio at Credicorp remained stable QoQ.

As indicated in the figure to the left, the ratio increased slightly at BCP Stand-alone but fell at Mibanco.

In YoY analysis, the L/D ratio at Credicorp and BCP Stand-alone fell slightly while Mibanco’s ratio increased.

Local Currency	Foreign Currency

In the QoQ analysis by currency, the L/D ratio in LC at Credicorp and BCP Stand-alone registered slight growth but fell for Mibanco. The L/D ratio in FC fell somewhat at Credicorp and Mibanco but rose slightly at BCP Stand-alone. In the YoY analysis, Credicorp reported growth in the L/D ratio in LC at Credicorp, BCP and Mibanco. The increase of 12.3% at Mibanco was noteworthy and was driven by record-high disbursements in September. The L/D ratio in FC for Credicorp, BCP and Mibanco dropped for the same period.

2.5. Funding Cost

Funding Cost – Credicorp (1)(2)

(1) Expenses are included in accordance with IFRS16.

(2) Structural Funding Cost deducts the impact in expenses and funding related to GP Loans (BCRP Repos) and deducts non-recurring events from Interest Expense.

* 2Q21 Structural Funding Cost differed from previously reported

The funding cost at Credicorp rose slightly to 1.21% (+3bps QoQ), which was attributable to the increase in debt obligations with foreign financial institution at BCP Stand-alone in FC and to the depreciation of the Sol2. These effects were partially offset by an increase in low-cost deposits’ share in the funding mix. The structural funding cost, which is not affected by the presence of government program loans, grew slightly to 1.27% (+2bps QoQ).

In the YoY analysis, the Cost of Funding fell -53bps, which was primarily due to an increase in low-cost deposit’s share of the funding mix and to a reduction in the interest rate of bonds and notes issued.

Cost of Funding– Credicorp in Local Currency (1)(2)

(1) Expenses are included in accordance with IFRS16.

(2) Structural Funding Cost deducts the impact in expenses and funding related to GP Loans (BCRP Repos) and deducts non-recurring events from Interest Expense

The funding cost in LC (-1bps) remained stable. In terms of structural funding, the cost of funding in LC fell to 1.13% in 3Q21 (-4bps).

Funding cost – Credicorp in Foreign Currency (1)(2)

(1) Expenses are included in accordance with IFRS16.

(2) Structural Funding Cost deducts the impact in expenses and funding related to GP Loans (BCRP Repos) and deducts non-recurring events from Interest Expense

The increase in the cost of funding in FC (+7bps) was attributable to a decrease in balances of low-cost deposits in FC (expressed in US Dollars) and to an increase in debt obligations with banks at BCP Stand-alone.

Funding costs in LC and FC fell -37bps and -76bps YoY respectively, in line with the strategy to optimize Credicorp’s liabilities.

2 Depreciation of the sol increases the relevance of Foreign-currency denominated funding, which is relatively more expensive than our local-currency denominated funding sources.

Funding cost by subsidiary (1)(2)

(1) Expenses are included in accordance with IFRS16.

(2) Structural Funding Cost deducts the impact in expenses and funding related to GP Loans (BCRP Repos) and deducts non-recurring events from Interest Expense.

(i)	The funding cost at BCP Stand-alone increased slightly to 0.96% (+3bps QoQ). This growth was driven by the depreciation of the Sol and by new debt obligations that were assumed to offset the outflow of deposits to foreign accounts. In the YoY analysis, a -53bps decrease in the cost of funding was associated with (i) an increase in the share of deposits and to (ii) the rate effect, which was mainly associated with issued bonds.

(ii)	The funding cost at Mibanco decreased slightly (-2bps QoQ). In the YoY analysis, a -33bps drop is evident. This variation was driven by an increase in the share of low-cost deposits and obligations with BCRP (Reactiva) within the funding mix.

(iii)	The funding cost at BCP Bolivia increased to 3.49% (+19bps). In the YoY analysis, we see growth of 29bps.

CREDICORP

Net interest income grew +5.5% QoQ. This growth was driven by the positive evolution of interest rates and by loan growth. Interest expenses rose slightly, which reflects higher levels of Due to Banks in FC, which offset the drop in funding from government programs. These dynamics led to a +6.2% increase in NII and led structural NIM to growth +21 bps, reaching 4.53%.

YoY, net interest income increased +3.3%, which was attributable to an increase in the volume and yields of the investment portfolio and growth in structural loans. This dynamic was partially offset by a decrease in active interest rates. Interest expenses fell -24.3% YoY, which was attributable to the liability management at BCP Stand-Alone, lower interest rates and the improvement in the funding mix. In this scenario, NII rose 13.4% YoY while structural NIM rose +8bps, going from 4.45% in 3Q20 to 4.53% in 3Q21.

YTD, adjusted net interest income fell -5.9% and adjusted interest expenses, -20.0%, which led adjusted NII to fall -1.3%. Structural NIM recovered +6bps to stand at 4.35%, thanks to a more favorable mix of IEAs and to an improvement in the funding structure.

Risk-adjusted NIM grew +57bps QoQ, +235bps YoY and +248bps 9m YoY. This evolution was driven by a significant reduction in provisions and by the dynamics registered for NIM.

3

Net Interest Income (NII)

2.     Net interest income (NII)

Net interest income	Quarter			% change		YTD		% change
S/ 000	3Q20	2Q21	3Q21	QoQ	YoY	Sep 20	Sep 21	Sep-21 / Sep-20
Interest income	2,953,570	2,891,579	3,051,000	5.5%	3.3%	8,844,548	8,758,652	-1.0%
Interest on loans	2,578,362	2,476,187	2,607,349	5.3%	1.1%	7,701,998	7,516,297	-2.4%
Dividends on investments	8,871	11,536	19,668	70.5%	121.7%	21,617	34,425	59.2%
Interest on deposits with banks	7,981	6,076	12,185	100.5%	52.7%	66,358	26,157	-60.6%
Interest on securities	347,309	382,140	385,874	1.0%	11.1%	1,020,660	1,130,978	10.8%
Other interest income	11,047	15,640	25,924	65.8%	134.7%	33,915	50,795	49.8%
Interest expense (1)	791,665	582,537	599,292	2.9%	-24.3%	2,341,766	1,874,519	-20.0%
Interest on deposits	258,838	210,275	209,564	-0.3%	-19.0%	943,114	642,482	-31.9%
Interest on borrow ed funds	143,739	101,265	110,308	8.9%	-23.3%	438,684	323,801	-26.2%
Interest on bonds and subordinated notes	301,347	178,664	179,476	0.5%	-40.4%	698,808	625,111	-10.5%
Other interest expense (1)	87,741	92,333	99,944	8.2%	13.9%	261,160	283,125	8.4%
Net interest income (1)	2,161,905	2,309,042	2,451,708	6.2%	13.4%	6,502,782	6,884,133	5.9%
Adjusted Net interest income (2)	2,179,853	2,266,743	2,420,842	6.8%	11.1%	6,937,888	6,848,096	-1.3%
Risk-adjusted Net interest income (1)	856,000	1,945,662	2,287,294	17.6%	167.2%	1,314,939	5,798,692	341.0%
Average interest earning assets (1)	213,481,060	230,237,853	231,912,064	0.7%	8.6%	196,714,050	229,486,667	16.7%
Net interest margin (3)	4.05%	4.01%	4.23%	22bps	18bps	4.41%	4.00%	-41bps
Risk-adjusted Net interest margin (3)	1.60%	3.38%	3.95%	57bps	235bps	0.89%	3.37%	248bps
Net provisions for loan losses / Net interest income	60.41%	15.74%	6.71%	-9.0%	-53.7%	79.78%	15.77%	-64.01%

(1) Figures differ from previously reported.

(2) Adjusted for (i) impairment from cero interest-rate loans and (ii) expenses related to liability management operations at BCP Stand-Alone.

(3) Anualizado.

3.1. Net Interest Income

Interest income – local currency	Interest income – foreign currency
(S/ millions)	(S/ millions)

In the QoQ analysis, the +5.5% increase in interest income was driven, to a large extent, by the uptick in the exchange rate. If we exclude this effect, interest income rose 4.3% in a context of higher interest rates and an increase in loans at BCP Stand-alone and to a lesser extent, by Mibanco. Interest generation was driven by the following dynamics:

(i)	Rate effect: QoQ, the rates evolved positive, mainly in the investment portfolio. This evolution was driven by an increase in yields due to an uptick in market rates. The rate effect was also positive for total loans but was partially offset by a drop in rates in Wholesale Banking due to the competitive environment.

(ii)	Volume effect: The volume effect, driven by loan growth, was positive but was partially offset by a drop in total investments in BCP Stand-alone’s portfolio. This dynamic generated a more profitable IEA structure.

In the YoY analysis, interest income rose +3.3% (+5.5% adjusted, excluding non-recurring charges for impairment amortization). This evolution was driven to a significant extent by an uptick in the exchange rate. If we exclude the exchange rate effect, interest income grew 0.5% (+2.6% adjusted), in a context affected by the increase in the volume of structural loans and investments.

In terms of the volume and rate effects, the evolutions were as follows

(i)	Volume Effect: driven primarily by growth in structural loans and in the investment portfolio.

(ii)

Rate effect: the rate effect was negative and partially offset the positive effect generated by the mix. YoY, active interest rates fell, mainly in Wholesale Banking, where working capital and financing for invoices were the most affected. Retail Banking segments, specifically Mortgage and Credit Card, were also negatively impacted by interest rates. This was, however, partially offset by growth in yields after moves were made to increase the duration of the portfolio.

YTD, interest income fell -1.0% (-5.9% adjusted, excluding non-recurring charges for impairment amortization). This evolution was driven by a drop in interest on loans and in interest on deposits in other banks. Lower interest from loans was primarily due to a drop in structural loan volumes, in particular in the Corporate and Credit Card segments. The performance of the loan portfolio and of liquid assets were impacted by lower interest rates. This dynamic was partially offset by an increase in interest from securities, which was attributable to an uptick in the average investment amount.

3.2. Interest Expenses

Interest expenses – Local Currency	Interest expenses – Foreign currency
(S/ millions)	(S/ millions)

In the QoQ analysis interest expenses rose +2.9%; this was attributable to an increase in FC expenses, which was driven by the exchange rate effect. If we exclude this effect, interest expenses rose 0.2%, which was attributable to:

(i)	The mix effect: funding from low-cost government loans was replaced by debt obligations with foreign banks, which have higher interest rates.

(ii)	Rate effect: the increase in market rates also contributed, although to a lesser extent, to growth in interest expenses.

In the YoY analysis, interest expenses fell -24.3% (-12.3% when adjusted for non-recurring expenses in 3Q20 for a liability management transaction). If we apply a constant rate of exchange, interest expenses fell -29% YoY (-17.7% when adjusted for non-recurring). This dynamic was attributable to:

(i)	Rate effect: reduction in the rate on Bonds and Issued Notes, which was mainly attributable to a subordinated debt transaction at BCP Stand-alone. The decrease in market rates also contributed, albeit to a lesser extent, to a reduction in interest expenses.

(ii)	Mix effect: Low-cost deposits increased their share of total funding (demand deposits and savings deposits) while due to banks and correspondents registered a reduction in share during the same period.

YTD, interest expenses fell -20.0%. This variation reflects the positive effect generated by the drop in market rates; the impact of the liability management transaction at BCP Stand-alone in 3Q20 and 1Q21; and a change in the funding mix, where lower-cost sources of funding tied to government pandemic relief initiatives replaced higher-cost funding sources in the mix.

3.3. Net interest margin (NIM) and Risk-adjusted NIM

NIM and Risk-adjusted NIM at Credicorp

NIM stood at 4.23% in 3Q21, which topped the 4.01% reported in 2Q21 and the 4.05% registered in 3Q20. The margin was impacted by non-recurring charges for impairment amortization. The impact of these charges on NIM was positive: +5bps for 3Q21. Also, NIM continued to be impacted by the presence of government loans. The impact of these loans on NIM is negative: -35 bps in 3T21. The analysis of structural NIM, which excludes non-recurring charges and government loans, indicates:

(i)	The Structural Portfolio reported an NIM of 4.53% in 3Q21; this represented an improvement of +21bps QoQ, which reflected a positive variation in interest rates and a more profitable mix of IEAs.

(ii)	Structural NIM increased +8bps YoY, rising from 4.45% to 4.53% due to:

a)	The mix effect: an increase in the volume of structural loans; growth in average investments; and a lower-cost liability structure positively affected the margin.
b)	Rate effect: a drop in passive liability rates, which was partially offset by a drop in active interest rates.

(iii)	YTD, structural NIM grew +6bps, going from 4.29% to 4.35%. These results were driven by the same factors as those seen YoY.

The table below shows the NIM and Risk-adjusted NIM for Credicorp’s main subsidiaries:

	BCP		BCP
NIM Breakdown	Stand-alone	Mibanco	Bolivia	Credicorp (1)
3Q20	3.53%	11.96%	3.51%	4.05%
2Q21	3.43%	11.88%	2.83%	4.01%
3Q21	3.57%	12.59%	3.23%	4.23%
Sep 20	3.93%	11.30%	3.51%	4.41%
Sep 21	3.44%	11.45%	2.90%	4.00%

Risk Adjusted NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	Credicorp (1)
3Q20	1.58%	0.79%	0.74%	1.60%
2Q21	2.81%	8.66%	4.57%	3.38%
3Q21	3.49%	9.46%	2.47%	3.95%
Sep 20	0.51%	1.86%	0.70%	0.89%
Sep 21	2.91%	8.19%	2.92%	3.37%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

Risk-Adjusted NIM: (Annualized Net interest income - annualized provisions) / Average period end and period beginning interest earning assets.

(1) Credicorp also includes Mibanco colombia, Credicorp Capital, Prima, Pacífico, ASB and Eliminations for consolidation purposes.

The dynamics of NIM at BCP Stand-alone, which is the primary contributor to NIM at the holding level, mirror the results detailed above for Credicorp. As such, our analysis will focus on relevant variations at Mibanco and BCP Bolivia:

(i)	Mibanco Peru reported a +71bps increase QoQ in NIM due to a reversal of interest provisions for reprogrammed loans that became past due[3]. This reversal was triggered after write-offs this quarter to compensate for the fact that the interest income provisions had been also recorded in IFRS provisions for credit losses for delinquent loans. Other factors that positively contributed to the margin were: an uptick in structural loans and a more profitable IEA mix.

YoY, NIM at Mibanco increased +63bps due to (i) an increase in structural loans and (ii) reversals of interest provisions for reprogrammed loans that became past due.

(ii)	QoQ, BCP Bolivia registered an increase in NIM due to the exchange rate effect. YoY, NIM fell after yields and loan levels declined, and the focus shifted from origination to bolstering collections.

Risk-adjusted NIM at Credicorp increased +57bps QoQ +235bps YoY; and +248bps YTD. Growth in all cases was driven by a significant reduction in provisions and by the same factors that drove variations in NIM.

3 In recent months, we registered provisions for interest income that was accrued over the reprogrammed loans grace periods and was not paid-back when grace periods expired due to delinquency.

CREDICORP

In 3Q21, provisions fell -54.8% QoQ, driven by a positive payment behavior. The aforementioned was partially offset by growth in provisions due to changes in the write-off policy at Mibanco. In YoY and YTD figures, the drop is due to improvements in the on-time payments ratios and the economic reactivation. The cost of risk situated at 0.54% at quarter-end, which represents the lowest level reported in more than 8 years.

The NPL ratio increased +17 bps QoQ due to grace period expirations government loan portfolios. This was slightly attenuated by an improvement in payment behavior and growth in structural loans. YoY, growth was driven by a deterioration in both portfolios, which reflects the impact of the pandemic.

75% of growth in the overdue structural portfolio in Retail Banking was concentrated in the early delinquency stage of less than 30 days, where the probability of payment is higher.

4

Portfolio Quality

4. Portfolio Quality

4.1. Net provisions for loan losses and CofR

	Quarter			% change		YTD		% change
Provision for credit losses on loan portfolio, net of recoveries S/ 000	3Q20	2Q21	3Q21	QoQ	YoY	9M - 20	9M - 21	9M - 21 / 9M - 20
Gross provision for credit losses on loan portfolio	(1,348,726)	(441,007)	(265,158)	-39.9%	-80.3%	(5,295,095)	(1,329,147)	-74.9%
Recoveries of written-off loans	42,821	77,627	100,744	29.8%	135.3%	107,252	243,706	127.2%
Provision for credit losses on loan portfolio, net of recoveries	(1,305,905)	(363,380)	(164,414)	-54.8%	-87.4%	(5,187,843)	(1,085,441)	-79.1%

	Quarter			% change		YTD		% change
Cost of risk and Provisions	3Q20	2Q21	3Q21	QoQ	YoY	9M - 20	9M - 21	9M - 21 / 9M - 20
Cost of risk (1)	3.84%	1.02%	0.45%	-57 bps	-339 bps	5.08%	0.99%	-409 bps
Structural Cost of risk (2)	4.37%	1.23%	0.54%	-69 bps	-383 bps	6.01%	1.15%	-486 bps

(1) Annualized Provision for credit losses on loan portfolio, net of recoveries / Total loans.

(2) The Structural Cost of risk excludes the provisions for credit losses on loan portfolio, net of recoveries and total loans from the Reactiva Peru and FAE Government Programs.

Net provisions for loan losses fell -54.8% QoQ, following the same trend seen in previous quarters. This represents the largest drop in expenses in more than 8 years, as the conservative level of allowances for loan losses remains 1.8x above the level reported pre-pandemic. In this context, the cost of risk fell -57 bps. This was primarily due to:

(i)	BCP Stand-alone: due to the reduction in risk in the Individuals Banking and Wholesale Banking portfolios, which was driven by growth in income levels due to an influx of statutory bi-yearly bonus payments for individuals and companies’ uptick in sales. This positive evolution meant that the volume of loans that advanced from Stage 2 to Stage 3 fell. The provisions contraction was also attributable to an increase in recoveries of write-offs.

(ii)	Mibanco: due to lower passes between Stages and a decrease in the PD Bottom Up, which is related to better payment behaviors, an improvement in the portfolio quality of the new disbursements, and due to methodological adjustments. The aforementioned was slightly offset by higher provisions related to adjustments in write-offs policies, which require the establishment of total expenses for subsequent write-offs.

The aforementioned was partially attenuated by an increase in expenses at BCP Bolivia, which was attributable to an extraordinary provisions reversal in 2Q21, and adjustments to the PD model, which reflected operations pending to reprogram loans as mandated by the government of Bolivia.

If we exclude the effects of government loans, the structural cost of risk stands at 0.54%, +9 bps higher than the total ratio given that S/21 billion in government loans are excluded from the denominator.

QoQ evolution of the Cost of Risk	YoY evolution of the Cost of Risk

(1) Others include BCP Bolivia, ASB and eliminations.	(1) Others include BCP Bolivia, ASB and eliminations.

In the YoY analysis, provisions fell -87.4% due to (i) significant provisioning in 3Q20 in a context of high uncertainty relative to COVID-19 and (ii) the recovery in macroeconomic projections. This improvement was driven by all the banking subsidiaries, and was reflected in a drop of -339 bps in the cost of risk. This contraction was spurred by:

(i)	BCP Stand-alone: particularly in the SME-Pyme segments and Wholesale Banking. In SME-Pyme, the drop was driven by the fact that provisions were higher in 3Q20 due to adjustments to the LGD model to incorporate the impact of COVID-19. On the Wholesale Banking end, the reduction in provisions was due to positive client payment behavior, the fact that an important client emerged from default and a decrease in risk levels.

(ii)	Mibanco: due to improvements in clients payment behavior, which generated adjustments to the stress levels in the models, requiring lower provisions in the new disbursements, and a significant increase in the recovery of written-off loans.

(iii)	BCP Bolivia: attributable to the fact that provisioning levels were very high last year and included earmarked expenses for SME-Pyme clients and the Consumer portfolio in anticipation of an increase in the probability of loan losses.

The aforementioned was partially attenuated by growth in provisions for larger loans volumes in the structural portfolios at all subsidiaries, which increased +12.2% YoY in aggregate. It is important to note that the devaluation of local currency also spurred growth in loans.

If we exclude government loans and provisions, the structural cost of risk was 0.54%, +9 bps higher than the total ratio. This evolution was driven primarily by the loan effect.

YTD Evolution of the Cost of Risk

(1)	Others include BCP Bolivia, ASB and eliminations.

In the YTD analysis, net provisions for loan losses decreased -79.1% given that forward-looking provisions were set aside in 2020 in context of greater uncertainty. The contractions at each subsidiary were driven by the same factors as those mentioned in the YoY analysis. In this scenario, the cost of risk fell to 0.99% at the end of September, which represented a contraction of -409 bps. If we exclude the effect of government loans, the structural cost of risk stands at 1.15%.

4.2. Delinquency

In terms of portfolio delinquency, it is important to divide the analysis to contemplate the evolution of the Structural Portfolio and the Government Portfolio:

Structural Loan Portfolio:

Structural Portfolio quality and Delinquency ratios (1)		As of		% change
S/ 000	Sep 20	Jun 21	Sep 21	QoQ	YoY
Structural Total loans (Quarter-end balance)	111,873,729	120,095,401	125,528,623	4.5%	12.2%
Structural Allowance for loan losses	9,507,815	9,245,140	8,934,930	-3.4%	-6.0%
Structural Write-offs	20,249	742,211	670,273	-9.7%	3210.2%
Structural IOLs	4,142,844	4,913,569	4,776,182	-2.8%	15.3%
Structural Refinanced loans	1,539,484	1,800,076	1,798,965	-0.1%	16.9%
Structural NPLs	5,682,328	6,713,645	6,575,146	-2.1%	15.7%
Structural IOL ratio	3.70%	4.09%	3.80%	-29 bps	10 bps
Structural NPL ratio (2)	5.08%	5.59%	5.24%	-35 bps	16 bps
Structural Allowance for loan losses over Structural Total loans	8.5%	7.7%	7.1%	-58 bps	-138 bps
Structural Coverage ratio of NPLs	167.3%	137.7%	135.9%	-182 bps	-3143 bps

(1) The Structural Portfolio excludes Government Programs (GP) effects.

(2) Figures differ from previously reported, due to the methodological change in the calculation, which includes the overdue portfolio instead of the Portfolio Management figures.

In the QoQ analysis:

(i)	IOL portfolio: a drop of -2.8% in IOL loans, primarily in Mibanco and Individuals at BCP Stand-alone, which posted an improvement in payment behavior.

(ii)	Refinanced portfolio: the slight reduction of -0.1% was attributable to a decrease in the volume of refinanced loans in Individuals and Wholesale Banking at BCP Stand-alone and at Mibanco.

(iii)	Write-offs: the drop of -9.7% was associated with BCP Stand-alone, after a significant rebound was registered in the levels of write-offs in 2Q21. This was partially attenuated by growth in charge-offs at Mibanco.

(iv)	NPL ratio: in the aforementioned context, the NPL ratio fell -35 bps, which was primarily attributable to a -2.1% reduction in NPL loans and an increase of +4.5% in total loans.

(v)	Coverage ratio of NPLs: the ratio fell -182 bps this quarter, which was attributable to the fact that the reduction in the allowance for loan losses was greater than the decrease posted for NPL loans.

In the YoY analysis:

(i)	IOL portfolio: the +15.3% increase was driven by the fact that in 3Q20, the vast majority of loans were within grace period. Growth in IOLs was registered primarily by (i) SMEs, due to the expiration of grace periods of clients with loan facilities granted during the pandemic, (ii) Wholesale Banking, after specific clients in the transportation and energy sector reported deterioration, and (iii) Mibanco, which was affected by a dip in transactional activity in the microbusiness segment due to the economic closure and the maturity of reprogrammed loans during the pandemic.

(ii)	Refinanced portfolio: the increase of +16.9% was attributable to an uptick in reprogramming in Retail Banking at BCP Stand-alone as clients continued to struggle under the weight of the pandemic.

(iii)	Write-offs: growth was reported in all banking subsidiaries, led by Mibanco and BCP Stand-alone, given that write-offs were temporally suspended in 3Q20.

(iv)	NPL Ratio: in the aforementioned context, growth of +16 bps in this ratio was attributable to grace period expirations, which was subsequently reflected in an uptick in non-payments. The aforementioned was partially offset by loan growth (+12.2%).

(v)	Coverage of the NPL portfolio: the contraction was driven by growth in IOL loans, given that the pandemic continues to generate negative impacts, and by a drop of -6.0% in allowances.

Government Loan Portfolio:

GP Portfolio quality and Delinquency ratios (1)		As of		% change
S/ 000	Sep 20	Jun 21	Sep 21	QoQ	YoY
GP Total loans (Quarter-end balance)	24,274,982	22,996,351	21,022,603	-8.6%	-13.4%
GP Allowance for loan losses	148,568	146,011	142,519	-2.4%	-4.1%
GP IOLs	-	140,784	697,503	395.4%	-
GP NPLs	-	140,784	697,503	395.4%	-
GP IOL ratio	-	0.61%	3.32%	271 bps	-
GP NPL ratio	-	0.61%	3.32%	271 bps	-
GP Allowance for loan losses over GP Total loans	0.6%	0.6%	0.7%	5 bps	7 bps
GP Coverage ratio of NPLs	-	103.7%	20.4%	-8328 bps	-

(1) Government Programs (GP) include Reactiva Peru and FAE.

In the QoQ analysis:

(i)	IOL portfolio: growth was attributable to grace period expirations, particularly in the SME-Pyme segment.

(ii)	NPL ratio: the increase was attributable to an increase in the volume of overdue loans and to a reduction in total loans.

(iii)	Coverage of NPL loans: the reduction in this ratio was due primarily to growth in IOL loans.

Next, we will discuss the evolution of consolidated figures, which incorporate the effects of the evolutions of both the structural portfolio and government loan portfolio:

Total Portfolio:

Portfolio quality and Delinquency ratios		As of		% change
S/ 000	Sep 20	Jun 21	Sep 21	QoQ	YoY
Total loans (Quarter-end balance)	136,148,711	143,091,752	146,551,226	2.4%	7.6%
Allowance for loan losses	9,656,383	9,391,151	9,077,449	-3.3%	-6.0%
Write-offs	20,249	742,211	670,273	-9.7%	n.a
Internal overdue loans (IOLs) (1)	4,142,844	5,054,353	5,473,685	8.3%	32.1%
Internal overdue loans over 90-days (1)	3,442,908	3,817,463	4,051,717	6.1%	17.7%
Refinanced loans	1,539,484	1,800,076	1,798,965	-0.1%	16.9%
Non-performing loans (NPLs) (2)	5,682,328	6,854,429	7,272,649	6.1%	28.0%
IOL ratio	3.04%	3.53%	3.73%	20 bps	69 bps
IOL over 90-days ratio	2.53%	2.67%	2.76%	9 bps	23 bps
NPL ratio	4.17%	4.79%	4.96%	17 bps	79 bps
Allowance for loan losses over Total loans	7.1%	6.6%	6.2%	-37 bps	-90 bps
Coverage ratio of IOLs	233.1%	185.8%	165.8%	-1996 bps	-6725 bps
Coverage ratio of IOL 90-days	280.5%	246.0%	224.0%	-2197 bps	-5643 bps
Coverage ratio of NPLs	169.9%	137.0%	124.8%	-1219 bps	-4512 bps

(1) Includes overdue loans and loans under legal collection. (Quarter-end balances).

(2) Non-performing loans include internal overdue loans and refinanced loans. (Quarter-end balances).

When analyzing the evolution of delinquency indicators, it is necessary to note that: (i) traditional delinquency indicators (IOL and NPL ratios) continue to be distorted by the presence of loans that have collateral (commercial and residential properties). This means that a significant portion of loans that are more than 150 days overdue cannot be written off, despite being fully provisioned, given that the judicial process to liquidate the collateral can take up to five years on average.

(1) The Structural Cost of risk excludes the provisions for credit losses on loan portfolio, net of recoveries and total loans from the Reactiva Peru and FAE Government Programs.

In the aforementioned context, the NPL ratio at Credicorp increased +17 bps QoQ, which was primarily driven by a deterioration in the IOL portfolio from the Government Program loans.

In the YoY analysis, the ratio increased +79 bps. This evolution was fueled by grace period expirations in both the Structural Portfolio and Government Loan Portfolio, which reflected growth in both IOL and refinanced loans. Expansion in both of these portfolios was fueled by the on-going effects of the pandemic.

4.2.1 Delinquency by Segment

NPL Ratio by Segment

In the analysis of the NPL ratio by segment, it is important to note the following movements:

Structural Portfolio

In the QoQ analysis:

(i)	Wholesale: the ratio fell -22 bps due to loan growth, as indicated in section 1.2.1. Loan evolution by business segment, and to a drop in refinanced loans, which was fueled by the exit of a number of clients in the agriculture sector.

(ii)	SMEs: the ratio increased +19 bps, especially due to clients who also have GP loans and whose grace periods expired in the quarter; however, the majority of overdue loans were in early tranches of delinquency. The aforementioned was partially attenuated by a loan expansion of +5.6%.

(iii)	Individuals: the drop of -38 bps was attributable to a decrease in overdue loans in the Credit Card and Consumer segments, which was driven by individual’s higher income levels after they received bi-yearly bonuses.

(iv)	Mibanco: the significant reduction of -185 bps was attributable to a drop in IOL and refinanced loan volumes and to an increase in loans. The contraction in the NPL portfolio is the result of better risk disbursements and collections actions, higher write-offs and lower deterioration of reprogrammed loans in grace period.

(v)	BCP Bolivia: the drop of -28 bps was attributable to a decrease in the IOL loan volume due to government reprogramming; these loans are considered as current in the loan book.

In the YoY analysis:

(i)	Wholesale Banking: increase of +42 bps, which reflected an uptick in IOL loans. This evolution was attributable to several clients in the leisure, tourism and real estate industries, whose services have been negatively impacted by the pandemic and political instability.

(ii)	SMEs: growth of +60 bps, which was attributable to an increase in refinanced loans in Pyme-SME and in IOL loans in SME-Business.

(iii)	Individuals: significant drop of -62 bps, spurred by improvements in payment behavior after clients registered higher levels of liquidity following AFP and Severance Indemnity fund releases.

(iv)	Mibanco: the increase of +64 bps in the ratio was attributable to growth in IOL loans, which was concentrated in the small business segment. This was slightly attenuated by an increase in write-offs and by loan growth.

(v)	BCP Bolivia: the reduction of 14 bps reflects the same trend as that seen QoQ and was also driven by an uptick in loans.

Government Loan Portfolio:

In the QoQ analysis:

The 3Q21 presented the second quarter of installment maturities of the GP Portfolio, which consequently registered an increase of the overdue loans. This growth reflects the on-going impact of the pandemic. In this context, deterioration was registered in all segments, led by SMEs and followed by Mibanco and Wholesale Banking. It is important to note that part of the NPL portfolio is being reprogrammed or has already regularized payment dates. Additionally, lower loan volumes, which reflected advanced amortizations payments, affected delinquency ratios deterioration.

Total Portfolio:

In the QoQ and YoY analysis:

The ratios of the total portfolio reflect the evolution of the structural portfolio, negatively impacted by the recent deterioration of the Government Program portfolio.

4.3 Reprogramming and Payments Management4

4.3.1 Structural Portfolio5

At the end of September, Credicorp’s structural portfolio reported growth of +4.5% QoQ and +12.2% YoY. For more information about this evolution, see section 1.2.1. Evolution of loans by business segment. The reprogrammed structural loan portfolio registered an on-going reduction and represent 14% of structural loans, which reflect a contraction of -80 bps QoQ and -330 bps YoY.

Evolution of the Payment Ratio6 (%)

This quarter, the payment ratio for overdue installments improved QoQ and YoY in all segments given that the volume of expired installments increased alongside expirations in grace periods. The improvements reported for the ratios reflect an uptick in income through growth in transaction levels and sales at companies and an increase in individual funds after deposits of bi-yearly bonus payments (statutory) were made in July and pensions and severance indemnity withdrawals.

The majority of delinquency7 is concentrated in early delinquency tranches where recovery levels are high, which is not reflected in the loan book overdue portfolio. At Retail Banking, delinquency situates at 5.2%, which represents a contraction of -120 bps QoQ. 75% of this delinquency is contained in the less than 30 days overdue tranches (loans have not migrated to more advanced stages of delinquency). Late delinquency (31 to 120 days), which includes loans that are considered more difficult to recover, improved -20 bps QoQ alongside an uptick in positive payment behavior, particularly among clients that have received 2 or more facilities, which are also considered higher risk profiles. At Mibanco, the overdue loan portfolio decreased -180 bps QoQ, situating at 6.8%, after an uptick in transactions and income levels led to a subsequent improvement in payment ratios.

[4]	Portfolio Management figures, which focus on analyzing new delinquency. Figures do not include loans that are over 120 days overdue, special accounts and the under legal collections portfolio.
[5]	Figures do not include the government loan portfolios (GP).
[6]	Payment ratio: loan balances with up-to-date payments/balances of loans with due installments.
[7]	The overdue portfolio includes capital and interest on overdue loans beginning on day 1 and ending on day 120.

4.3.2 Government Loans (GP)8

Government Loans by Segment (S/ millions)

At the end of 3Q21, government loans decreased -8.8%. The reduction in the portfolio balance is due to the fact that most of the grace periods expired and clients made advanced amortizations, mainly driven by the SME-Business and Middle Market Banking. At quarter-end, government loans represented 14% of Credicorp’s total loans (in comparison to 16% in Jun 21). The reprogrammed portfolio increased QoQ and by quarter-end, represented 32% of total government loans. This growth was spurred by an increase in requests for reprogramming (under facilities mandated by the Peruvian government until 4Q21).

In the YoY analysis, the government loan portfolio decreased -13.1%. The trend is similar to that seen in the QoQ analysis, which translated into a -4pp drop in comparison to the results reported at the end of Sep 20.

Composition of the portfolio by segment (S/ millions)

In 3Q21, the reprogrammed portfolio increased across segments after the government mandated facilities in 2Q21 that allowed clients who meet certain criteria to request reprogramming. It is important to note that total maturity of the Wholesale Banking, Retail Banking and Mibanco portfolios expire in 2.2 years, 3.2 years and 2.0 years on average respectively.

Finally, it is important to note that the government loan portfolios are backed by state guarantees. At the end of September, average guarantees were situated at 84%, 92% and 97% for Wholesale Banking, Retail Banking and Mibanco respectively. Loans that enter more than 90 days of delinquency are transferred to Special Accounts and Payment Solutions for subsequent execution of collateral agreements with regulatory entities.

8 Government loans include current, overdue and reprogrammed loans through Reactiva Peru and FAE

CREDICORP

QoQ, Other income grew + 3.9% as a result of (i) the increase in core other income, driven by higher fee income in the banking business (+6.1%), which are already above pre-pandemic levels; and (ii) the positive evolution of Other non-core income after large losses in net gain on securities were registered in the previous quarter.

YTD, other income increased + 17.8% as a result of the higher core income generated by the increase in commissions (+ 26.0%) in line with the elimination of exceptions and the higher net gain from exchange operations (+ 38.2%) due to exchange rate volatility during the first half of the year. This was partially offset by the losses registered from the sale of sovereign bonds in the first half of the year.

5

Other income

5. Other Income9

Other Income		Quarter		% change		YTD		% change
(S/000)	3Q20	2Q21	3Q21	QoQ	YoY	Sep 20	Sep 21	Sep 21 / Sep 20
Fee income	775,805	862,411	876,391	1.6%	13.0%	2,039,622	2,569,573	26.0%
Net gain on foreign exchange transactions	155,028	232,668	238,886	2.7%	54.1%	471,319	651,443	38.2%
Net gain on securities	135,957	(69,947)	5,739	-108.2%	-95.8%	295,887	(47,921)	-116.2%
Net gain from associates (1)	11,245	12,302	19,090	55.2%	69.8%	45,376	60,797	34.0%
Net gain on derivatives held for trading	(21,297)	45,413	43,086	-5.1%	n.a.	22,491	158,222	603.5%
Net gain from exchange differences	6,530	45,924	3,233	-93.0%	-50.5%	9,526	43,621	357.9%
Other non-financial income	39,498	62,923	52,258	-16.9%	32.3%	192,463	189,172	-1.7%
Total non-financial income, net	1,102,766	1,191,694	1,238,683	3.9%	12.3%	3,076,684	3,624,907	17.8%

(1)	Includes gains on other investments, mainly made up of the profit of Banmedica.
(2)	3Q20 Figures differ from what was previously reported by reclassification of IFRS16.

Evolution of Other income	QoQ evolution of Other income

(1) Others includes Net gain from associates, Net gain from exchange difference and Other non-financial income.	(1) Others includes Grupo Crédito, Credicorp Stand-alone, elimination and others.

In the QoQ analysis, core other income was relatively stable, reporting a slight increase of +1.84%. This growth was driven by a marginal increase in Fee Income in Universal Banking (+4.74%) and Microfinanzas (+55.9%), which we will explain in greater detail in the next section; and higher Net gain on foreign exchange transactions in Universal Banking, driven by higher FX transactions at BCP Bolivia.

The aforementioned scenario was partially offset by a decrease in Fee Income in Investment Banking and Wealth Management (-11.9%); this was driven by the fact that extraordinary income for brokerage and up-front fees to enter third-party funds was comparatively higher in 2Q21.

Core other income grew +27.7% due to:

(i)	The positive evolution of Universal Banking, since losses were recorded from sales of sovereign bonds in 2Q21.

(ii)	Growth in Net earnings for investment in associates, which was generated by an increase in gains in the EPS business due to a decrease in COVID-19 claims.

The aforementioned was partially offset by a decrease in results for the Net gain on derivatives and for the Net gain from exchange differences given that during 2Q21 a large volume of foreign currency was sold, taking advantage of the volatility of the exchange rate to offset the losses generated by the sale of sovereign bonds.

The results led other income to increase +3.9%.

9 Previously reported as Non-financial income

YoY evolution of Other Income	YTD evolution of Other income

(1) Others includes Grupo Crédito, Credicorp Stand-alone, elimination and others.	(1) Others includes Grupo Crédito, Credicorp Stand-alone, elimination and others.

YoY, core other income rose due to:

(i)	An improvement in the results at Universal Banking, which was spurred by an increase in Fee Income and by growth in Net gains on Foreign Exchange transactions. Growth in the former was due to the elimination of fee exemptions (which were in place during the quarantine last year), while the increase in the latter was attributable to higher transactions due to exchange rate volatility.

(ii)	Growth in Fee Income in Microfinance, given that clients received exemptions in 2020 as part of pandemic relief measures.

In contrast, non-core other income fell due to:

(i)	The reduction in Net gains on securities in Universal Banking after sovereign bonds were sold as part of a strategy to reduce portfolio sensitivity.

This was offset by an improvement in results for Investment Banking and Wealth Management given that in 3Q20, losses were reported due to the reduction in market values for an investment in the fair values with changes to other comprehensive income portfolio at ASB.

At the YTD level, the positive evolution of core other income was attributable to growth in Fee Income in Universal Banking, Microfinance and Investment Banking and Wealth Management. In the first case, growth was attributable to the fact that the fee exemptions that were in place most of last year were not in effect in 2021. In the case of Investment Banking and Wealth Management, the uptick was attributable to an increase in fees reported for brokerage and to enter third-party funds.

During the same period, Non-core other income evolved negatively due to the losses registered in the Net gain on securities in Universal Banking, which was generated by the sale of bonds from BCP Stand-alone’s fixed income portfolio under a strategy to reduce the portfolio’s sensitivity.

The aforementioned was partially offset by an increase in Net gains from exchange differences in Universal Banking in the first half of the year due to exchange rate volatility during the elections period.

In this context, other income rose +17.8%.

5.1. Fee Income

5.1.2. Fee income in the Banking Business

Fee Income		Quarter		% change		YTD		% change
S/ 000	3Q20	2Q21	3Q21	QoQ	YoY	Sep 20	Sep 21	Sep 21 / Sep 20
Miscellaneous accounts (1)	165,699	180,183	211,284	17.3%	27.5%	446,247	572,531	28.3%
Credit cards (2)	51,781	56,218	44,557	-20.7%	-14.0%	124,822	154,794	24.0%
Drafts and transfers	62,106	98,796	108,981	10.3%	75.5%	164,947	292,403	77.3%
Personal loans (2)	29,197	27,608	17,925	-35.1%	-38.6%	68,847	69,804	1.4%
SME loans (2)	20,161	16,821	7,441	-55.8%	-63.1%	45,419	38,797	-14.6%
Insurance (2)	23,990	26,897	28,713	6.8%	19.7%	71,916	82,800	15.1%
Mortgage loans (2)	14,085	9,373	7,277	-22.4%	-48.3%	22,617	24,413	7.9%
Off-balance sheet (3)	48,430	60,592	65,919	8.8%	36.1%	147,754	186,376	26.1%
Payments and collections (3)	99,836	108,670	117,185	7.8%	17.4%	283,443	332,238	17.2%
Commercial loans (3)(4)	16,626	16,766	16,504	-1.6%	-0.7%	45,052	48,662	8.0%
Foreign trade (3)	12,079	17,905	18,497	3.3%	53.1%	33,615	51,593	53.5%
Corporate finance and mutual funds (4)	13,162	13,011	9,165	-29.6%	-30.4%	41,986	35,759	-14.8%
Mibanco	3,639	10,727	18,583	73.2%	410.6%	27,811	46,956	68.8%
BCP Bolivia	19,863	30,558	30,494	-0.2%	53.5%	70,283	95,585	36.0%
ASB	10,024	21,590	24,545	13.7%	144.9%	39,549	57,993	46.6%
Others (4)(5)	11,290	5,019	16,150	221.8%	43.1%	28,398	31,752	11.8%
Total fee income	601,968	700,733	743,220	6.1%	23.5%	1,662,708	2,122,456	27.7%

Source: BCP

(1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Figures differ from previously reported, please consider the data presented on this report.

(5) Includes fees from trust business, wealth management, network usage and other services to third parties, among others.

Fee income in the banking business grew 6.1% QoQ. The items that reported the most significant increases were:

(i)	Miscellaneous accounts, where growth was mainly driven by an increase in consumption in establishments through POS with credit and debit cards (+30.9%) and an increase in fees for account maintenance (+8.2%).

(ii)	Others, which was driven by an increase in fees for network use by non-clients and for other third-party services.

(iii)	Drafts and transfers, which continue to grow due to an uptick in outflows to foreign destinations due to political uncertainty.

(iv)	Mibanco, which registered an improvement due to a decrease in commissions paid to third parties for physical agreements given that fewer disbursements were made through these channels and the conditions for third-party contracts improved.

This growth was partially offset by a decrease in the fee level for Credit Cards, Personal Loans and SME-Pyme loans after penalty fees for past due payments were waived in June in accordance with new legislation.

At the YoY and 9 month YoY analyses, growth was primarily attributable to Miscellaneous Accounts and Drafts and Transfers, which were impacted in 2020 by fee exemptions to aid clients during the quarantine.

It is important to note that despite the fact that we stopped collecting fees for inter-place transfers and past-due penalties, we are 4.4% above pre-pandemic levels due to growth in fees for drafts and transfers (+51.31%), off balance sheets (+28.6%) and POS consumption with debit and credit cards (+19.5%).

CREDICORP

The insurance underwriting result returned to a positive range in the QoQ and YoY analysis due to a decrease in claims in the Life business after COVID-19 cases fell and net earned premiums rose in both the Life and P&C businesses. The aforementioned was attenuated by an increase in claims in P&C.

In the YTD analysis, the insurance underwriting result continued to be negatively impacted by higher claims in the Life business in 2021 due to the second wave of COVID-19, and to a lesser extent, by growth in P&C claims during the same period. The aforementioned was mitigated by the growth in premiums, mainly in life business through a more favorable premium rate under SISCO V, and by a decrease in the acquisition cost in both businesses.

6

Insurance Underwriting Results

6. Insurance Underwriting Result

Insurance underwriting result (1)		Quarter		% change		YTD		% change
S/ 000	3Q20	2Q21	3Q21	QoQ	YoY	9M-20	9M-21	9M-21 / 9M-20
Net earned premiums	595,394	639,944	675,571	5.6%	13.5%	1,775,390	1,959,443	10.4%
Net claims	(513,091)	(691,335)	(517,951)	-25.1%	0.9%	(1,215,376)	(1,832,639)	50.8%
Acquisition cost (2)	(86,644)	(84,944)	(87,416)	2.9%	0.9%	(286,748)	(258,182)	-10.0%
Total insurance underwriting result	(4,340)	(136,335)	70,204	151.5%	n.a.	273,266	(131,378)	-148.1%

(1) Includes the results of the Life, Property & Casualty and Crediseguros business.

(2) Includes net fees and underwriting expenses.

6.1. Life Insurance

Total life insurance premiums	Net earned premiums (10)
(S/ millions)	(S/ millions)

Total premiums grew 19.0% QoQ, which was driven by: (i) Annuities, primarily associated with an increase in sales in Annuities for Survivorship due to COVID-19 cases; (ii) Individual Life, due to an increase in sales and to and uptick in the exchange rate; (iii) Group Life, which was attributable to an increase in volumes of renewals for the SCTR product (Complementary Insurance for high-risk Occupations); (iv) D&S, after collections recovery of premiums for SISCO V(11); y (v) Credit Life, which was primarily generated through the bancassurance channel due to an increase in Mibanco loans.

In the YoY analysis, total premiums increased 37.3%, which was driven by (i) Annuities, primarily due to an increase in sales in Annuities for Survivorship; (ii) D&S, due to an increase in collections under SISCO V due higher premium rates; (iii) Credit Life, due to a decrease in loan volumes at Mibanco in 3Q20 in a challenging economic context; (iv) Individual Life, which was attributable to an increase in sales and in the exchange rate; and (v) Group Life, primarily due to an uptick in volumes of renewals.

Net earned premiums increased 4.6% QoQ, driven by the same factors outlined in the QoQ analysis. This was partially offset by an increase in the number of underwriting reserves that were set aside to cover growth in sales. In the YoY analysis, net earned premiums rose 18.9% due to the effects described in the analysis of total premiums; this evolution was offset by an increase in reserves for Annuities and Individual Life, and higher ceded premiums in D&S due to the conditions of the new SISCO V contract.

YTD, total premiums and net earned premiums increased 26.1% and 15.9% respectively, driven by the factors outlined in the YoY analysis.

(10) Total premiums excluding premiums ceded to reinsurance and premium reserves.

(11) Collective Disability, Survival and Burial Insurance of the private pension system.

Net life insurance claims

(S/ millions)

Net claims fell 37.2% QoQ, which was attributable to the release of IBNR COVID-19 provisions for a total of S/104 million (vs S/35 million in reserves in 2Q21). We expect IBNR releases to continue if cases continue to be registered. COVID-19 reported claims during the second wave totaled S/ 150 million (vs S/ 219 million in 2Q21), driven by the evolution of Credit Life in particular.

In the YoY analysis, claims fell 7.9% due to releases of IBNR provisions (vs S/ 50 million in reserves in 3Q20), which reflected an improvement in the sanitary situation and an increase in ceded premiums in the D&S line due to the conditions of the new SISCO V contract, YTD, net claims increased 65.0%, which was attributable to an uptick in reported claims for COVID-19 at the end of September 21 for S/ 487.6 million. This result was mitigated by a decrease in the IBNR provisions set aside for COVID-19 and an increase in ceded premiums.

After registering a peak in COVID-19 claims in 2Q21, the claims level began falling in July and the trend remains favorable due to progress in the vaccination process. Currently the vaccination level of the population reaches 70% with at least one doses.

6.2. P&C Insurance

Total P&C Premiums	Net earned premiums (12)
(S/ millions)	(S/ millions)

Total premiums increased 8.0% QoQ, which was attributable to: (i) Cars, driven by an increase in new sales and renewals in the brokers channel and in bancassurance due to recovery in the Cars segment; (ii) Personal Lines, mainly due to an increase in policy issuances for the Mortgage Product and growth in volumes of renewals for Card Protection; (iii) Commercial Lines, due to an uptick in new sales in the Aviation and Third-party Liability Lines and (iv) SOAT(13), which was associated with an increase in sales in the digital and bancassurance channels. The aforementioned was attenuated by the evolution of Medical Assistance, which reported a high volume of renewals last quarter.

In the YoY analysis, total premiums increased 18.8%, which was driven primarily by (i) Commercial Lines, due to an increase in new sales in the Fire, Third-party Liability and Aviation lines; (ii) Personal lines, due to an increase in sales for Card Protection, Personal life Accidents and Mortgage products; (iii) Medical Assistance, due to an increase in renewal volumes for comprehensive health and oncological products; (iv) Cars, due to an increase in renewals in the broker and digital channels. The aforementioned was attenuated by the evolution of SOAT, which registered a decrease in new sales through the broker and bancassurance channels.

(12) Total premiums less premiums ceded to reinsurance and premium reserves.

(13) Mandatory Insurance Against Traffic Accidents.

Net earned premiums QoQ increased 6.7% due to the factors described in the analysis of total premiums. These effects were partially mitigated by higher levels of ceded premiums in the Commercial Lines and by an increase in the underwriting reserves set aside in Cars and SOAT. Net earned premiums YoY increased 8.1%, driven by the factors outlined in the QoQ analysis.

YTD, total premiums increased 10.4% while net earned premiums rose 4.7%. This evolution was attributable to the factors explained in the YoY analysis and was attenuated by a decrease in renewals in Cars.

Net Claims in P&C

(S/ millions)

Net claims increased 20.9% QoQ, which was driven by: (i) Commercial Lines, and the Machinery line in particular due to damage associated with sinkholes at mining sites and to damaged merchandise in the transportation line; (ii) Cars, due to an increase in claims frequency and in the use of vehicles; (iii) Medical Assistance, due to a recovery in the demand for non-Covid medical services and, (iv) Personal Lines, mainly relative to the card protection product.

In the YoY analysis, net claims increased 31.1%, which was attributable to (i) Commercial Lines, given an uptick in the severity of cases in the transportation, machinery and Maritime Hulls lines; (ii) Medical Assistance, due to an increase in the severity of COVID claims and to growth in the number of medical services for other illnesses; (iii) Cars and SOAT, due to an increase in claims frequency; and (iv) Personal Lines, which was driven primarily by the card protection product. YTD, net claims increased 20.1% due to the reasons outlined in the YoY analysis; this was attenuated by the evolution of Personal Lines, which experienced a drop in case frequency for the card protection product.

6.3. Acquisition Cost

Acquisition cost		Quarter		% change		YTD		% change
S/ 000	3Q20	2Q21	3Q21	QoQ	YoY	9M-20	9M-21	9M-21 / 9M-20
Net fees	(59,653)	(53,808)	(51,617)	-4.1%	-13.5%	(175,388)	(161,030)	-8.2%
Underwriting expenses	(27,716)	(31,842)	(33,543)	5.3%	21.0%	(113,366)	(96,942)	-14.5%
Underwriting income	725	706	(2,256)	n.a.	n.a.	2,004	(210)	-110.5%
Acquisition cost	(86,644)	(84,944)	(87,416)	2.9%	0.9%	(286,749)	(258,182)	-10.0%

Acquisition cost per business

(S/ million)

The acquisition cost increased 2.9% QoQ, which was primarily attributable to the Life business due to: (i) growth in underwriting expenses, after uncollectible reinsurance premiums were registered in Credit Life and Group Life, and (ii) a decrease in underwriting income due to profit sharing in Credit life and (iii) growth in commissions in Credit Life and Annuities. The aforementioned was mitigated by the evolution of the P&C business, which recorded a decrease in commissions in Personal Lines and a drop in underwriting expenses in Medical Assistance, both of which were associated with a decrease in provisions for doubtful collections.

In the YoY analysis, the acquisition cost increased, 0.9% which was primarily driven by the Life business (for the same reasons indicated in the QoQ analysis) and by an increase in underwriting expenses in P&C after more provisions were set aside for doubtful collections in the Commercial Lines and Cars. The aforementioned was mitigated by a decrease in commissions in P&C, which was spurred mainly by drops in Commercial Lines, Medical Assistance and Personal Lines.

YTD, the acquisition cost fell 10.0%. This was primarily attributable to the uptick registered in underwriting expenses last year in P&C, which was driven mainly by Cars and attributable to reimbursements of premiums during the pandemic (clients were unable to use their cars). The Life business reported a decrease in underwriting expenses, mainly through Individual Life. Finally, fee income dropped in the P&C business, which was primarily attributable to the evolution of Cars and of the Life business.

6.4. Underwriting Result by Business

Underwriting Result by Business

(S/ millions)

In the QoQ analysis, the underwriting result returned to a positive range, due primarily to an improvement in the life insurance result. This advance was driven by an increase in net earned premiums and to a decrease in claims due to an improvement in the sanitary situation. In P&C, the reduction in the underwriting result was attributable to an increase in claims, which was seen primarily in Commercial Lines due to an uptick in claim severity, which was accompanied by growth in claims in Cars and Medical Assistance, which was driven by an uptick in case frequency.

In the YoY analysis, the improvement in the underwriting result was attributable to an increase in net earned premiums in both businesses, and to lower life business claims given the release of IBNR claims of COVID-19 provisions after the second wave of the pandemic subsided. The aforementioned was attenuated by an uptick in claims in P&C, which was primarily attributable to Medical Assistance, Commercial Lines and Cars.

YTD, the decrease in the result was attributable to the results for Life and, to a lesser extent, to the results posted by P&C. In Life, the reduction in the result was associated with an increase in claims during the second wave of COVID-19. This effect was partially mitigated by an increase in net premiums and a decrease in acquisition costs. In P&C, the drop in the underwriting result was driven by an uptick in claims in Medical Assistance and in Commercial Lines and Cars, which registered an increase in claims frequency. This effect was partially mitigated by an increase in sales reported by Commercial Lines and Medical Assistance.

CREDICORP

Operating expenses registered growth of +9.6%, +19.9% and 10.3% QoQ, YoY and YTD respectively. These results were driven by two factors: i) an uptick in expenses for the digital transformation strategy at BCP Stand-alone, and ii) growth in Salaries and Employee Benefits, which was attributable to both an increase in employee profit sharing in a context of higher earnings.

7

Operating Expenses

7. Operating Expenses

Operating expenses	Quarter			% change		YTD		% change
S/ 000	3Q20	2Q21	3Q21	QoQ	YoY	9M - 20	9M - 21	9M - 21 / 9M - 20
Salaries and employees benefits	803,438	882,177	915,564	3.8%	14.0%	2,520,618	2,655,300	5.3%
Administrative, general and tax expenses (1)	591,213	672,804	803,156	19.4%	35.8%	1,644,010	2,056,803	25.1%
Depreciation and amortization (1)	166,105	163,869	170,960	4.3%	2.9%	505,374	501,594	-0.7%
Association in participation	10,566	8,879	10,426	17.4%	-1.3%	34,940	33,211	-4.9%
Acquisition cost (2)	86,643	84,944	87,416	2.9%	0.9%	286,748	258,182	-10.0%
Operating expenses (3)	1,657,965	1,812,673	1,987,522	9.6%	19.9%	4,991,690	5,505,090	10.3%

(1)	3Q20 figures differ from what was previously reported by reclassification of IFRS16.
(2)	The acquisition cost of Pacifico includes net fees and underwriting expenses.
(3)	Operating expenses = Salaries and employee’s benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost.

In the QoQ, YoY and 9 month YoY analyses, operating expenses rose due to:
(i)

Growth in administrative and general expenses and taxes, which was primarily attributable to BCP Stand-alone, where efforts are underway to accelerate the organization’s digital transformation by increasing investment in technology, data analysis and consultancy among others.

(ii)

The increase in Salaries and Employee Benefits, given that more provisions were set aside for employee profit sharing, which was in line with growth in earnings this quarter, and more personnel with specialized technical profiles were hired under the organization’s digital transformation strategy.

It is important to note that exchange rate volatility significantly impacted expenses this quarter. If we exclude this effect, growth in spending situates at 9.1% (50bps less).

7.1. Administrative and general expenses and taxes

Administrative and general expenses and taxes

Administrative, general and tax expenses	Quarter			% change		YTD		% change
S/ 000	3Q20	2Q21	3Q21	QoQ	YoY	9M - 20	9M - 21	9M - 21 / 9M - 20
IT, Repair and maintenance	107,236	125,427	154,788	23.4%	44.3%	289,039	386,840	33.8%
Marketing	90,912	104,862	123,370	17.6%	35.7%	219,673	300,502	36.8%
Taxes and contributions	59,866	77,406	80,626	4.2%	34.7%	191,227	226,840	18.6%
Consulting and professional fees	45,962	57,720	112,917	95.6%	145.7%	131,859	211,495	60.4%
Transport and communications	44,794	53,394	59,008	10.5%	31.7%	113,003	155,100	37.3%
IT third-party services	40,148	42,826	49,786	16.3%	24.0%	103,463	133,057	28.6%
Comissions by agents	22,270	25,218	26,486	5.0%	18.9%	62,775	11,120	-82.3%
Security and protection	16,101	15,691	15,469	-1.4%	-3.9%	47,903	47,119	-1.6%
Sundry supplies	12,679	14,171	13,067	-7.8%	3.1%	46,226	42,058	-9.0%
Leases of low value and short-term	14,157	20,145	23,517	16.7%	66.1%	50,551	64,564	27.7%
Electricity and water	12,171	12,709	11,102	-12.6%	-8.8%	37,117	34,502	-7.0%
Subscriptions and quotes	12,263	13,462	13,312	-1.1%	8.6%	35,234	39,957	13.4%
Insurance	20,392	5,320	36,968	594.9%	81.3%	28,497	50,562	77.4%
Electronic processing	8,824	11,123	10,864	-2.3%	23.1%	24,301	31,954	31.5%
Cleaning	6,705	5,206	4,630	-11.1%	-30.9%	17,745	15,118	-14.8%
Audit Services	3,693	2,206	2,479	12.4%	-32.9%	6,163	5,944	-3.6%
Services by third-party and others (1)	73,040	85,919	64,767	-24.6%	-11.3%	239,234	300,071	25.4%
Total administrative and general expenses	591,212	672,805	803,156	19.4%	35.8%	1,644,010	2,056,803	25.1%

(1) The balance consists mainly of security and protection services, cleaning service, representation expenses, electricity and water utilities, insurance policiy expenses, subscription expenses and commission expenses.

In the QoQ, YoY and 9 month YoY analyses, administrative and general expenses and taxes rose due to:

(i)	Growth in expenses in IT, Repairs and Maintenance, which was associated with the development of new IT projects for digital transformation; business improvements; and sustainability.

(ii)	Growth in expenses in Marketing due to an uptick in consumption of LATAM miles through the client fidelity program after consumption with credit and debit cards rose in a context of economic reactivation post-quarantine.

(iii)	An increase in expenses for Consultancy and professional services due to an uptick in investment in the digital transformation program and in new disruptive initiatives.

CREDICORP

Credicorp's efficiency ratio stood at 46.1% in 3Q21. This represents a deterioration of 240bps QoQ and 110bps YoY that was spurred by an increase in expenses for digital transformation and disruptive initiatives at BCP Stand-alone and by growth in expenses for Salaries and Employee benefits, in line with an uptick in earnings in 2021.

YTD (9 months), the efficiency ratio stood at 44.7%, which represents an improvement of 120bps with regard to the same period last year. This result was mainly driven by higher operative income at the banking and insurance businesses.

8

Operating Efficiency

8. Operating Efficiency

Operating Efficiency	Quarter			% change		Year		% change
S/ 000	3Q20	2Q21	3Q21	QoQ	YoY	9M - 20	9M - 21	9M - 21 / 9M - 20
Operating expenses (1)	1,657,964	1,812,674	1,987,522	9.6%	19.9%	4,991,690	5,505,090	10.29%
Operating income (2)	3,684,610	4,147,704	4,307,965	3.9%	16.9%	10,866,506	12,327,232	13.4%
Efficiency ratio (3)	45.0%	43.7%	46.1%	240 bps	110 bps	45.9%	44.7%	-120 bps
Operating expenses / Total average assets (4)	2.93%	2.96%	3.20%	24 bps	27 bps	3.17%	3.00%	-17 bps

(1) Operating expenses = Salaries and employee’s benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost.

(2) Operating income = Net interest, similar income and expenses + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net gain on derivatives held for trading + Net gain from exchange differences + Net premiums earned

(3) Operating expenses / Operating income.

(4) Operating expenses / Average of Total Assets. Average is calculated with period beginning and period-ending balances.

8.1	Efficiency ratio by income and expense item

QoQ and YoY, the efficiency ratio deteriorated 240 bps and 110 pbs. This decline was attributable to an increase in Administrative and general expenses and taxes, which was driven by an uptick in investment in digital transformation at BCP Stand-alone, and by growth in Salaries and Employee Benefits, which was fueled by an increase in provisions for profit sharing and by growth in expenses to hire personnel with specialized technical profiles.

YTD evolution of the efficiency ratio by account

(1) Other operating income includes: Net gain on foreign exchange transactions, Net gain from associates, Net gain on derivatives held for trading and Net gain from exchange difference.

(2) Other operating expenses includes: Acquisition cost and Association in participation.

YTD (9 months)14, the efficiency ratio improved 120pbs due to:

(i)	The increase in Fee Income, given that throughout the most part of 2020, fee exemptions were offered to clients to mitigate the impact of the pandemic. During this same period, restrictions on mobility were in place that reduced the transactions base.

(ii)	Growth in Net interest income, which was driven by an uptick in structural loans at Mibanco this quarter.

(iii)	An increase in income from Net earned premiums, which rose after Pacifico was awarded a larger tranche of SISCO V, which offers a better premiums structure than SISCO IV, and due to growth in premiums for credit life insurance, in line with an uptick in loan disbursements at Mibanco.

(iv)	Growth in Net gains on foreign exchange transactions, which were affected by the volatility created by political uncertainty.

The improvement this quarter was partially offset by growth in Administrative and general expenses and taxes (increase in expenses related to digital transformation at BCP Stand-alone) and in Salaries and employee benefits (increase in provisions for profit sharing, in line with an improvement in results).

14 This is the most efficient measurement of said indicator given that it eliminates the effects of seasonality between quarters.

8.2. Efficiency ratio reported by subsidiary (1)

	BCP Stand-alone	BCP Bolivia	Mibanco Peru	Mibanco Colombia	Pacifico	Prima AFP	Credicorp
3Q20	40.8%	51.2%	58.7%	113.3%	35.4%	49.3%	45.0%
2Q21	40.3%	58.9%	55.6%	74.1%	36.6%	44.9%	43.7%
3Q21	45.3%	53.0%	49.7%	86.4%	36.9%	51.1%	46.1%
Var. QoQ	500 bps	-590 bps	-590 bps	1230 bps	30 bps	620 bps	240 bps
Var. YoY	450 bps	180 bps	-900 bps	-2690 bps	150 bps	180 bps	110 bps

9M - 20	40.8%	52.9%	65.2%	98.4%	38.7%	47.9%	45.9%
9M - 21	42.0%	56.9%	55.4%	79.9%	37.0%	47.5%	44.7%
% change	120 bps	400 bps	-980 bps	-1850 bps	-170 bps	-40 bps	-120 bps
9M - 21 / 9M - 20

(1)	(Salaries and employees benefits + Administrative, general and tax expenses + Depreciation and amortization + Acquisition cost + Association in participation) / (Net interest income + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net gain on derivatives held for trading + Result on exchange differences + Net premiums earned).

In the QoQ and YoY analysis, the efficiency ratio deteriorated due to an increase in expenses for digital transformation and for disruptive initiatives at BCP Stand-alone. The improvement registered in Mibanco’s results, which were boosted by growth in structural loans and better funding structure, was insufficient to offset the aforementioned increase.

YTD evolution of the efficiency ratio by subsidiary

(1) Others includes Grupo Credito, among other subsidiaries and consolidation eliminations.

YTD (9 months), the efficiency ratio improved due to:

(i)	Growth in interest income at Mibanco due to an uptick in structural loan disbursements in 2Q21 and 3Q21.

(ii)	Growth in premiums at Pacifico, after the company won a larger tranche of the SISCO V tender, which contemplates a better premiums structure than SISCO IV; expansion was also fueled by an increase in health insurance policy renewals.

(iii)	An increase in fee income from Investment Banking and Wealth Management, as a result of the increase in clients that entered international platforms through ASB services, mainly during 2Q21.

CREDICORP

At the end of 3Q21, the regulatory capital ratio fell slightly and stood 1.53 above the level required by the regulatory entity. This evolution was driven primarily by an increase in capital requirements at BCP Stand-alone, and to a lesser extent, by a reduction in reserves after dividends were declared.

The CET1 ratio at BCP Individual was situated at 11.10%, which reflected a drop of -13bps QoQ and -35bps YoY. This decrease was attributable to growth in RWAs, which was driven by an increase in the exchange rate- negatively impacting the loan portfolio- and by a drop in levels of unrealized gains. These effects were partially mitigated by an increase in retained earnings at BCP.

Mibanco's CET1 ratio stood at 15.15%. This reflects a -11bps decrease QoQ and -107bps YoY due to growth in RWAS, which was associated with a growth in the loan portfolio. The aforementioned effect was partially offset by growth in retained earnings at Mibanco.

9

Regulatory Capital

9. Regulatory capital

9.1. Regulatory Capital at Credicorp

The regulatory capital ratio stood at 1.53 at the end of 3Q21. The following dynamics were noteworthy:

In the QoQ analysis, the regulatory capital ratio fell slightly, driven by a +4.7% QoQ increase in Credicorp’s Regulatory Capital Requirement, which was mainly attributable to BCP Stand-alone.

It is important to note that the Regulatory Capital level remained relatively constant given that the effect of the dividend declaration in the month of August was largely offset by growth in subordinated debt balance (which was attributable to the exchange rate effect).

In the YoY analysis, the capital ratio registered a slight increase, which was attributable to (i) the exchange rate effect at the subordinated debt level and, (ii) a base effect, associated with losses incurred in 3Q20.

9.2. Regulatory Capital BCP Individual – Peru GAAP

At the end of 3Q21, the Tier 1 and BIS ratios at BCP Stand-alone registered a decline and stood at 10.00% and 15.16% respectively. This was attributable to growth of +3.0% QoQ in RWAs, which was driven by (i) an uptick in the exchange rate and to a lesser extent, (ii) an increase in structural loans.

The decrease in the BIS ratio was partially offset by +1.8% growth in regulatory capital, which was attributable to an increase in subordinated debt due to an uptick in the exchange rate.

(1) Regulatory Tier 1 Capital / Total Risk-weighted assets

(2) Total Regulatory Capital / Total Risk-weighted assets (legal minimum = 10% since July 2011).

The YoY evolution shows the same trend, which reflects a decrease in the BIS ratio and in the Tier 1 ratio in comparison to the levels reported in 3Q20. Both ratios were affected by 8.2% growth in RWAs. These reductions were partially offset by an increase in capital levels and in reserves, which was driven by an improvement in BCP’s results. The BIS ratio fell to a less significant degree than Tier 1 due to an increase in subordinated debt through a liability management transaction at BCP Stand-alone.

Common Equity Tier 1 Ratio– BCP Stand-alone

(*) Figures at Jun21 differ from previously reported.

(1) Includes investments in BCP Bolivia and other subsidiaries.

Finally, the Common Equity Tier 1 ratio (CET 1), which is considered the most rigorous indicator of capitalization levels, posted a drop of -13bps QoQ to stand at 11.10% at the end of 3Q21. This evolution was primarily attributable to an increase in RWAs (+3.3% QoQ). Growth in RWAs was driven by an uptick in the exchange rate, which subsequently affected the loan portfolio and, to a lesser extent, by a decrease in unrealized gains. These effects were partially offset by an improvement in retained earnings.

In the YoY analysis, the CET1 ratio fell -35bps due to a +7.2% increase in RWAs and to a decrease in unrealized gains. These effects were partially offset by an increase in retained earnings and, to a lesser extent, to growth in the levels of capital and reserves.

9.3. Regulatory Capital Mibanco – Perú GAAP

At the end of 3Q21, the Tier 1 and BIS ratios at Mibanco stood at 14.30% and 16.79%, which represented a QoQ drop of -36bps and -43bps respectively. This evolution was attributable to growth in RWAs, which was in turn driven by loan expansion. The aforementioned was partially attenuated by an increase in share earnings agreements.

(1) Regulatory Tier 1 Capital / Total Risk-weighted assets

(2) Total Regulatory Capital / Total Risk-weighted assets (legal minimum = 10% since July 2011).

The YoY evolution reflects a decrease of -117bps and -90bps in the Tier 1 and BIS ratios respectively. Both variations were attributable to a +13.9% increase in RWAs, which was driven by the same factors that impacted the QoQ evolution. The drop in the Tier 1 Ratio was partially attenuated by growth in Tier 1 Regulatory Capital (+2.6%) while the decrease in BIS ratio was mitigated by growth in Total Regulatory Capital (+2.6%). Growth in both of these capital ratios was attributable to an increase in share earnings agreements.

Finally, the Common Equity Tier 1 ratio (CET 1), which is considered the most rigorous indicator of capitalization levels, registered a decrease of -11bps QoQ and stood at 15.15% in 3Q21. This decrease was primarily due to growth of +6.1% in RWAs, which was attributable to loan expansion. This effect was partially mitigated by an increase in Common Equity Tier 1, which was driven by growth in retained earnings (+42.9%). In the YoY analysis, the CET1 ratio fell -107bps due to the effect described in the QoQ analysis.

CREDICORP

BCP's digital strategy seeks to provide clients with the best experience and in tandem, ensure that we can optimize efficiency in the medium term. The main drivers that we use to monitor execution are: the percentage of Digital Clients and Digital Sales, which reached 56.94% and 35.7% in 3Q21 respectively. This reflects client migration to digital channels that offer better experiences, which has allowed us to make headway in our plans to optimize our physical network, where the number of branches fell 8.6% YoY.

Growth in Digital Clients was primarily driven by an uptick in transactions through digital channels. The increase in YAPE's share of total transactions, which rose from a level of 11% in 3Q20 to 21% in 3Q21, was particularly significant and reached levels equivalent to those registered for Mobile Banking. This was accompanied by growth in digital sales via Sales of Insurance (+6.4x), Personal Loans (+3.5x) and Salary Advances (+3.0x).

Yape, a disruptive initiative created by BCP Stand-alone, has grown exponentially at the user level since the pandemic began and hit the 7.2 million mark in September 2021. This has brought us closer to our target of 10 million users. 61% of this user base is made up of BCP Stand-alone clients and Yapecard has been the primary lever of growth. Additionally, the monthly transaction amount has tripled in YoY terms.

10

BCP Digital Transformation

10. Digital Transformation at BCP Stand-alone

10.1. Client digitalization in Personal Banking

Evolution of digital clients (1)

Composition of digital clients (1) by segment

Group	3Q20	2Q21	3Q21
Enalta	85.49%	86.96%	87.08%
Affluent	79.38%	81.23%	81.31%
Consumer	51.97%	55.15%	55.82%
Total	53.31%	56.33%	56.94%

(1) Digital clients: Retail Baking clients that conduct 50% of their monetary transactions through digital channels or who purchased online products in the last 12 months.

The number of digital clients this quarter has followed the upward trend seen in previous quarters. In 3Q21, digital clients represented 56.94% of all Personal Banking clients. Through the digital education program, 55.82% of the clients in the Consumer segment have been digitalized. By driving migration to digital channels, we increase the convenience of services and improve customer experiences while optimizing our efficiency in the medium term. In this context, we are accelerating initiatives to improve digital functions and products.

10.2. Migration of Transactions to digital channels

Evolution of the monthly average transactions by channel

Expressed in millions of transactions

Evolution of the monthly averages for monetary transactions by channel and unit cost

Expressed in millions of transactions

The total monthly average transactions grew 10.9%

QoQ and +44.4% YoY, which was driven primarily by monetary transactions (+18.8% QoQ and +60.2% YoY).

Growth in monetary transactions was seen across channels.

In digital channels, growth in monthly average transactions was particularly noteworthy for:

(i)	Yape, which grew 32.6% QoQ and 220.7% YoY, (see section 10.5. Disruptive Initiatives – Yape.).

(ii)	Mobile Banking grew 14.5% QoQ and 35.7% YoY, which reflected the significant upward trend in play since the beginning of the pandemic. A new version of the mobile banking platform was launched in June to improve the customer experience.

In traditional channels, growth in monthly average transactions was significant in:

(i)	POS, which grew +23.3% QoQ and +94.8% YoY, hand-in-hand with economic reactivation and in consumption in business establishments with credit and debit cards.

(ii)	Agentes BCP, which registered growth of +9.1% QoQ and +20.0% YoY, in line with the increase in the number of agents generated by the strategy to optimize the physical network.

The results of the migration of transactions to digital and cost-efficient channels, the monthly average transaction per unit cost fell from 0.28 in 3Q20 to 0.19 in 3Q21.

10.3. Self-service and Digital Sales

Self-service and digital sales, measured in units, continued to follow an upward trend.

At the end of 3Q21, self-service sales represented 16% of total units sold, compared to 10% at the end of 3Q20, while digital sales represent 36% of total units sold, compared to 29% in 3Q20.

Retail Banking Sales

	Unit sold per Quarter			% Change		Unit sold YTD		% Change
	3Q20	2Q21	3Q21	TaT	AaA	Sep 20	Sep 21	Jun 21/ Jun 20
Traditionals Sales	975,019	1,459,229	1,140,335	-21.9%	17.0%	2,952,832	3,666,699	24.2%
Selfserved Sales (1)	159,462	337,929	376,945	11.5%	136.4%	772,295	979,941	26.9%
Digital Sales (2)	462,048	816,952	842,501	3.1%	82.3%	1,418,335	2,388,461	68.4%
Total Sales	1,596,529	2,614,110	2,359,781	-9.7%	47.8%	5,143,462	7,035,101	36.8%

(1)	Sales made through ATMs and Kioskos BCP.
(2)	Sales made through Mobile Banking, Internet Banking, Yape and other digital channels.

In Self-Service sales, the YoY growth trend Savings account (+129%) and Advances on Wages (+199%).

In Digital Sales, the YoY growth trend was particularly positive for Advances on Wages (+197%), Insurance (+540%) and Personal Loans (+251%).

The decrease in total sales QoQ was driven by seasonality in April and May, when statutory Severance Indemnity Deposits are made.

10.4. Optimization of BCP’s Physical Network

The advance of client migration to physical channels has allowed us to optimize BCP’s physical network. The optimization process entails branch closings; an increase in agents; and growth in ATMs to complement our transactional capacity. This process also involves remodeling and redesigning office space emphasize the commercial side of the business.

BCP point of contact

	As of			change (units)
	Sep 20	Jun 21	Sep 21	QoQ	YoY
Branches	393	363	359	-4	-34
ATMs	2,299	2,291	2,248	-43	-51
Agentes BCP	6,997	6,818	6,998	180	1
Total BCP’s Network	9,689	9,472	9,605	133	-84

10.5. Disruptive Initiatives – Yape

Yape was initially designed to allow users to make money transfers or payments through mobile phones or with a QR code. The application’s objective was to replace cash in small recurring transfers or to pay services. Today, Yape’s ambition is far greater:

(i)	To become a SuperApp.
(ii)	To contribute to increasing financial inclusion for Peruvians who lack access to banking services.
(iii)	To become the main digital channel that companies use to sell in Peru.

Evolution of Yape users

Expressed in millions of clients

Yape users by user type

The number of Yape users has registered pronounced growth since the beginning of the pandemic. In this context, we have gone from registering a user base of 2.5 million to posting a level of 7.2 million users at the end of September. This growth was strengthened by the creation of the Yapecard in May 2020, which allows users to open a digital wallet solely with a DNI and without a bank account. Currently, 49% of Yape’s users are active on a monthly basis.

Yape has spurred the financial inclusion of 1.3 million people in Peru, primarily through Yapecard. This product began channeling government social assistance payments to beneficiaries in November 2020, which captured new users that had yet to be bancarized. Yape will channel a new round of government assistance payments to vulnerable families in 4Q21.

Finally, if we look at the current composition of Yape users, BCP’s clients represent 61% of total users; Yapecard users, 34%, and associated financial institutions, 5%. Additionally, 19% of the users are microbusinesses, which have digitalized their collections and transactions through Yape.

Evolutuion of the monthly transactions volume and average ticket per transaction

Volume expressed in millions of soles

The monthly transactions volume through Yape began to growth exponentially as of March 2020 (14-fold increase to date) due to:

(i) Migration from cash use to Yape given social distancing measures.

(ii) Yapecard’s penetration of non-bancarized segments.

The average ticket per transaction continued to average S/59 soles, which shows that Yape is used for small cash payments. As such, cash is Yape’s competition (and captive market) rather than other mobile banking applications offered by financial institutions.

11. Economic Perspectives

11.1. Peru: Economic Forecasts

Peru	2017	2018	2019	2020	2021 (3)
GDP (US$ Millions)	214,330	225,430	230,966	205,188	219,444
Real GDP (% change)	2.5	4.0	2.2	-11.0	12.0
GDP per capita (US$)	6,740	7,001	7,107	6,289	6,653
Domestic demand (% change)	1.5	4.2	2.3	-9.4	12.5
Gross fixed investment (as % GDP)	20.6	21.6	21.1	18.7	20.5
Public Debt (as % GDP)	24.9	25.8	26.8	34.7	34.5
System loan growth (% change)(1)	5.6	10.1	6.2	12.4	-
Inflation(2)	1.4	2.2	1.9	2.0	6.0
Reference Rate	3.25	2.75	2.25	0.25	2.00
Exchange rate, end of period	3.24	3.37	3.31	3.62	4.00
Exchange rate, (% change)	0.0%	0.9%	1.4%	4.7%	10.6%
Fiscal balance (% GDP)	-3.1	-2.5	-1.6	-8.9	-4.4
Trade balance (US$ Millions)	6,700	7,197	6,614	7,750	16,000
(As % GDP)	3.1%	3.2%	2.9%	3.8%	7.3%
Exports	45,422	49,066	47,688	42,413	59,000
Imports	38,722	41,870	41,074	34,663	43,000
Current account balance (US$ Millions)	-2,779	-3,821	-3,531	995	-3,796
Current account balance (As % GDP)	-1.3%	-1.7%	-1.5%	0.5%	-1.7%
Net international reserves (US$ Millions)	63,621	60,121	68,316	74,707	75,000
(As % GDP)	29.7%	26.7%	29.6%	36.4%	34.2%
(As months of imports)	20	17	20	26	21

Source: INEI, BCRP, and SBS.

(1) Financial System, Current Exchange Rate.

(2) Inflation target: 1% - 3%.

(3) Estimates by BCP Economic Research as of July 2021.

10.2. Main Economic Variables

Gross Domestic Product

(Annual Variations, % YoY)

In August, the economy grew 11.8% YoY and was 1.6% above its level in August 2020.

Our estimates suggested that the economy would have rebounded 11.2% in 3Q21, after falling -8.8% YoY in the third quarter of last year as a result of quarantines, thus reaching 1.5% above the levels of the third quarter of 2020.

So far this year, Jan-Sep, GDP has accumulated a rebound of 17.4% and 0.4% versus 2020.

Source: Banco Central de Reserva del Perú. Estimate: BCP

Inflation and Monetary Policy Rate (%)

Annual inflation ended 3Q21 at 5.2% YoY (2Q21: 3.3%) and continue at the upper limit of BCRP's target range (1% - 3%).

The acceleration of inflation in 3Q21 is mainly explained by food and energy in response to factors such as a higher exchange rate and higher prices of agricultural commodities; for example, in 3Q21 soybean prices rose 23% compared to 3Q20, likewise, corn prices rose 42%, wheat 26% and WTI oil 87%.

Source: Banco Central de Reserva del Perú

Core inflation (excluding food and energy) stood at 2.6% YoY (2Q21: 1.9%).

The reference rate remained at 0.25% until July 2021. Since August 2021, the Central Reserve Bank (BCRP) has made increases in its reference rate by +25 bps in Aug 21 to 0.50%, and by +50 bps in Sep 21 to 1.00%. BCRP’s board considered that monetary policy continues to be expansionary with a historically low benchmark interest rate, and that the September decision does not necessarily imply a cycle of successive increases in the benchmark interest rate.

At the end of 3Q21, the reporting operations with state guarantee (associated with the Reactiva Peru program) totalled S/43.7 billion (2Q21: S/47.9 billion).

Fiscal Result and Current Account Balance
(% of GDP, Quarter)

In annualized terms, the fiscal deficit decreased to 4.8% of GDP in 3Q21 (2Q21: -6.4%).

General government revenue grew 47.1% YoY after falling 38% YoY in 3Q20 and 17.6% compared to the same period of 2019.

The increase in tax revenue of 51.9% (22.7% compared to the same period of 2019) is explained by the favourable situation of higher mineral prices and the recovery of economic activity, as well as greater extraordinary income from tax debts and supervision. In this period, non-tax income grew 32.7% compared to 3Q20 (2.8% versus the same period in 2019).

* BCP Estimate

Source: Banco Central de Reserva del Perú

The increase in non-financial expenses of the general government in the period to 3Q21 in 20.6% versus 3Q20 (25.6% compared to 2019) was mainly explained by 95% higher public investment (27% compared to similar period of 2019) in the three levels of government and, to a lesser extent, due to the 11.7% higher current expenditure (24.8% compared to the same period of 2019), mostly in goods and services to address COVID-19.

In September 2021, Moody’s cut Peru's credit rating from A3 to Baa1, with a stable outlook.

In the Jan-Aug 2021 period, the trade balance accumulated a surplus of US$ 8,009 million, which is almost 165% greater than the same period of the previous year (Jan-Aug 2020: US$ 3,036 million).

Exports grew 58.5% YoY in said period, due to higher traditional shipments (+ 68.3%), while non-traditional shipments increased 36% YoY. Also, imports advanced 43.5% YoY; with an increase in inputs of 53.2%, and imports of capital goods increased 47% YoY.

In the last twelve months until Aug-21, the accumulated trade surplus reaches US$ 13.2 billion, a new all-time high. Finally, in Aug-21, terms of trade rose 5.3% YoY, favored by higher export prices. In 3Q21, the international price of copper averaged US$ 4.26 / lb, an increase of 44% versus USD 2.96 / lb in 3Q20 and US$ 2.63 / lb in 3Q19.

Exchange rate
(S/ por US$)

The exchange rate ended 3Q21 at USDPEN 4.1345 (historical maximum), which represented a 7% depreciation of the Peruvian Sol compared to the end of 2Q21 (USDPEN 3.8659), 14.3% compared to the end of 2020 (USDPEN 3.6180) and 24.8% compared to the end of 2019 (USDPEN 3.3123).

It is important to note that the currencies in the region presented similar results during 3Q21: there was a depreciation of the Brazilian Real (9.54%), the Chilean Peso (10.31%), the Colombian Peso (1.44%) and the Mexican Peso (3.53%).

Source: SBS

During 3Q21, BCRP made net sales in the spot exchange market for US$ 4,279 million, and accumulated sales between January and September by US$ 9,249 million. Likewise, the bank continued to use a set of FX instruments to mitigate pressures on the exchange rate: at the end of 3Q21 the balance of ADC of BCRP stood at S/ 3.9 billion (2Q21: S/ 7.7 billion), and the balance of Swaps Foreign exchange (sale) was S/ 29.4 billion (2Q21: S/ 26.9 billion).

Net International Reserves ended 3Q21 at US$ 76.0 billion versus US$ 71.9 billion at the end of 2Q21 (at the end of 2020 they were US$ 74.7 billion). Finally, the exchange position of BCRP was US$ 55.9 billion, a drop of US$ 2.5 billion compared to the end of 2Q21 (at the end of 2020 it was US$ 58.8 billion).

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements other than statements of historical fact are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties. Forward-looking statements are not assurances of future performance. Instead, they are based only on our management’s current views, beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions.

Many forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “would”, “may”, “should”, “will”, “see” and similar references to future periods. Examples of forward-looking statements include, among others, statements or estimates we make regarding guidance relating to losses in our credit portfolio, efficiency ratio, provisions and non-performing loans, current or future market risk and future market conditions, expected macroeconomic events and conditions, our belief that we have sufficient capital and liquidity to fund our business operations, expectations of the effect on our financial condition of claims, legal actions, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings, strategy for customer retention, growth, governmental programs and regulatory initiatives, credit administration, product development, market position, financial results and reserves and strategy for risk management.

We caution readers that forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those that we expect or that are expressed or implied in the forward-looking statements, depending on the outcome of certain factors, including, without limitation, adverse changes in:

•	Economic conditions in Peru;
•	The occurrence of natural disasters or political or social instability in Peru;
•	The adequacy of the dividends that our subsidiaries are able to pay to us, which may affect our ability to pay dividends to shareholders and corporate expenses;
•	Performance of, and volatility in, financial markets, including Latin-American and other markets;
•	The frequency, severity and types of insured loss events;
•	Fluctuations in interest rate levels;
•	Foreign currency exchange rates, including the Sol/US Dollar exchange rate;
•	Deterioration in the quality of our loan portfolio;
•	Increasing levels of competition in Peru and other markets in which we operate;
•	Developments and changes in laws and regulations affecting the financial sector and adoption of new international guidelines;
•	Changes in the policies of central banks and/or foreign governments;
•	Effectiveness of our risk management policies and of our operational and security systems;
•	Losses associated with counterparty exposures;
•	The scope of the coronavirus (“COVID-19”) outbreak, actions taken to contain the COVID-19 and related economic effects from such actions and our ability to maintain adequate staffing; and
•	Changes in Bermuda laws and regulations applicable to so-called non-resident entities.

See “Item 3. Key Information—3.D Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for additional information and other such factors.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based only on information currently available to us. Therefore, you should not rely on any of these forward-looking statements. We undertake no obligation to publicly update or revise these or any other forward-looking statements that may be made to reflect events or circumstances after the date hereof, whether as a result of changes in our business strategy or new information, to reflect the occurrence of unanticipated events or otherwise.

12.1. Credicorp

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In S/ thousands, IFRS)

	As of			% change
	Sep 2020	Jun 2021	Sep 2021	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	6,916,416	8,883,164	8,360,631	-5.9%	20.9%
Interest bearing	28,221,543	29,075,474	36,147,225	24.3%	28.1%

Total cash and due from banks	35,137,959	37,958,638	44,507,856	17.3%	26.7%

Cash collateral, reverse repurchase agreements and securities borrowing	2,821,116	1,616,654	2,555,337	58.1%	-9.4%

Fair value through profit or loss investments	6,658,680	6,791,288	6,660,487	-1.9%	0.0%
Fair value through other comprehensive income investments	40,712,831	40,273,400	33,262,618	-17.4%	-18.3%
Amortized cost investments	4,277,475	7,707,956	8,187,351	6.2%	91.4%

Loans	136,148,711	143,091,752	146,551,226	2.4%	7.6%
Current	132,005,867	138,037,399	141,077,541	2.2%	6.9%
Internal overdue loans	4,142,844	5,054,353	5,473,685	8.3%	32.1%
Less - allow ance for loan losses	(9,656,383)	(9,391,151)	(9,077,449)	-3.3%	-6.0%
Loans, net	126,492,328	133,700,601	137,473,777	2.8%	8.7%

Financial assets designated at fair value through profit or loss	729,059	921,851	981,508	6.5%	34.6%
Accounts receivable from reinsurers and coinsurers	833,039	1,043,042	1,097,493	5.2%	31.7%
Premiums and other policyholder receivables	801,480	780,824	801,531	2.7%	0.0%
Property, plant and equipment, net	2,073,864	1,944,127	1,911,478	-1.7%	-7.8%
Due from customers on acceptances	256,238	558,934	776,863	39.0%	203.2%
Investments in associates	627,786	627,683	648,041	3.2%	3.2%
Intangible assets and goodw ill, net	2,474,665	2,647,676	2,682,216	1.3%	8.4%
Other assets (1)	7,780,221	8,455,556	9,995,835	18.2%	28.5%

Total Assets	231,676,741	245,028,230	251,542,391	2.7%	8.6%

LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	45,680,396	52,879,988	54,546,530	3.2%	19.4%
Interest bearing	91,522,278	96,281,815	98,001,838	1.8%	7.1%
Total deposits and obligations	137,202,674	149,161,803	152,548,368	2.3%	11.2%

Payables from repurchase agreements and securities lending	27,778,922	25,963,227	23,363,030	-10.0%	-15.9%
BCRP instruments	25,344,724	23,329,990	20,746,109	-11.1%	-18.1%
Repurchase agreements w ith third parties	1,204,487	1,276,678	1,330,811	4.2%	10.5%
Repurchase agreements w ith customers	1,229,711	1,356,559	1,286,110	-5.2%	4.6%

Due to banks and correspondents	6,601,722	6,239,161	7,466,434	19.7%	13.1%
Bonds and notes issued	16,425,832	16,951,481	17,577,630	3.7%	7.0%
Banker’s acceptances outstanding	256,238	558,934	776,863	39.0%	203.2%
Reserves for property and casualty claims	1,982,653	2,492,303	2,583,777	3.7%	30.3%
Reserve for unearned premiums	9,111,195	9,664,914	9,928,912	2.7%	9.0%
Accounts payable to reinsurers	222,194	317,185	278,220	-12.3%	25.2%
Financial liabilities at fair value through profit or loss	352,889	313,256	879,177	180.7%	149.1%
Other liabilities	7,675,618	7,789,038	10,434,536	34.0%	35.9%

Total Liabilities	207,609,937	219,451,302	225,836,947	2.9%	8.8%

Net equity	23,594,717	25,073,706	25,192,569	0.5%	6.8%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(209,305)	(207,756)	(207,745)	0.0%	-0.7%
Capital surplus	157,767	224,103	215,071	-4.0%	36.3%
Reserves	21,405,740	21,725,663	21,350,150	-1.7%	-0.3%
Unrealized gains and losses	1,224,135	677,159	19,435	-97.1%	-98.4%
Retained earnings	(302,613)	1,335,544	2,496,665	86.9%	-925.0%
Non-controlling interest	472,087	503,222	512,875	1.9%	8.6%

Total Net Equity	24,066,804	25,576,928	25,705,444	0.5%	6.8%

Total liabilities and equity	231,676,741	245,028,230	251,542,391	2.7%	8.6%

Off-balance sheet	131,512,273	149,828,527	154,907,974	3.4%	17.8%
Total performance bonds, stand-by and L/Cs.	18,519,960	22,723,385	22,665,879	-0.3%	22.4%
Undrawn creditlines, advised but not committed	81,926,284	91,280,633	94,165,966	3.2%	14.9%
Total derivatives (notional) and others	31,066,029	35,824,509	38,076,129	6.3%	22.6%

(1) Includes mainly accounts receivables from brokerage and others.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(In S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	3Q20	2Q21	3Q21	QoQ	YoY	Sep 20	Sep 21	Sep 21 / Sep 20
Interest income and expense
Interest and dividend income	2,953,570	2,891,579	3,051,000	5.5%	3.3%	8,844,548	8,758,652	-1.0%
Interest expense (1)	(791,665)	(582,537)	(599,292)	2.9%	-24.3%	(2,341,766)	(1,874,519)	-20.0%
Net interest income	2,161,905	2,309,042	2,451,708	6.2%	13.4%	6,502,782	6,884,133	5.9%

Gross provision for credit losses on loan portfolio	(1,348,726)	(441,007)	(265,158)	-39.9%	-80.3%	(5,295,095)	(1,329,147)	-74.9%
Recoveries of written-off loans	42,821	77,627	100,744	29.8%	135.3%	107,252	243,706	127.2%
Provision for credit losses on loan portfolio, net of recoveries	(1,305,905)	(363,380)	(164,414)	-54.8%	-87.4%	(5,187,843)	(1,085,441)	-79.1%

Risk-adjusted net interest income	856,000	1,945,662	2,287,294	17.6%	167.2%	1,314,939	5,798,692	341.0%

Non-financial income
Fee income	775,805	862,411	876,391	1.6%	13.0%	2,039,622	2,569,573	26.0%
Net gain on foreign exchange transactions	155,028	232,668	238,886	2.7%	54.1%	471,319	651,443	38.2%
Net gain on sales of securities	135,957	(69,947)	5,739	n.a.	-95.8%	295,887	(47,921)	-116.2%
Net gain from associates	11,245	12,302	19,090	55.2%	69.8%	45,376	60,797	34.0%
Net gain on derivatives held for trading	(21,297)	45,413	43,086	-5.1%	n.a.	22,491	158,222	603.5%
Net gain from exchange differences (1)	6,530	45,924	3,233	-93.0%	-50.5%	9,526	43,621	357.9%
Other non-financial income (1)	39,498	62,923	52,258	-16.9%	32.3%	192,463	189,172	-1.7%
Total non-financial income	1,102,766	1,191,694	1,238,683	3.9%	12.3%	3,076,684	3,624,907	17.8%

Insurance underwriting result
Net earned premiums	595,394	639,944	675,571	5.6%	13.5%	1,775,390	1,959,443	10.4%
Net claims	(513,091)	(691,335)	(517,951)	-25.1%	0.9%	(1,215,376)	(1,832,639)	50.8%
Acquisition cost (2)	(86,643)	(84,944)	(87,416)	2.9%	0.9%	(286,748)	(258,182)	-10.0%
Total insurance underwriting result	(4,340)	(136,335)	70,204	n.a.	n.a.	273,266	(131,378)	-148.1%

Total expenses
Salaries and employee benefits	(803,438)	(882,177)	(915,564)	3.8%	14.0%	(2,520,618)	(2,655,300)	5.3%
Administrative, general and tax expenses (1)	(591,212)	(672,805)	(803,156)	19.4%	35.8%	(1,644,010)	(2,056,803)	25.1%
Depreciation and amortization (1)	(166,105)	(163,869)	(170,960)	4.3%	2.9%	(505,374)	(501,594)	-0.7%
Impairment loss on goodwill	(63,978)	-	-	n.a.	n.a.	(63,978)	-	n.a.
Association in participation	(10,566)	(8,879)	(10,426)	17.4%	-1.3%	(34,940)	(33,211)	-4.9%
Other expenses (1)	(166,710)	(132,717)	(77,688)	-41.5%	-53.4%	(440,793)	(271,604)	-38.4%
Total expenses	(1,802,009)	(1,860,447)	(1,977,794)	6.3%	9.8%	(5,209,713)	(5,518,512)	5.9%

Profit before income tax	152,417	1,140,574	1,618,387	41.9%	961.8%	(544,824)	3,773,709	-792.6%

Income tax	(55,829)	(423,491)	(428,037)	1.1%	666.7%	213,151	(1,189,127)	n.a.

Net profit	96,588	717,083	1,190,350	66.0%	1132.4%	(331,673)	2,584,582	-879.3%
Non-controlling interest	(8,018)	17,614	26,651	51.3%	n.a.	(25,163)	60,616	n.a.
Net profit attributable to Credicorp	104,606	699,469	1,163,699	66.4%	1012.5%	(306,510)	2,523,966	n.a.

(1) The amounts differ from those previously reported in 2020 period due to reclassifications.

(2) The acquisition cost of Pacifico includes net fees and underwriting expenses.

Regulatory Capital and Capital Adequacy Ratios

(S/ thousands, IFRS)

	As of			% Change
	Sep 20	Jun 21	Sep 21	QoQ	YoY
Capital Stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury Stocks	(209,305)	(207,756)	(207,745)	0.0%	-0.7%
Capital Surplus	157,767	224,103	215,071	-4.0%	36.3%
Legal and Other capital reserves (1)	21,405,740	21,725,663	21,350,150	-1.7%	-0.3%
Minority interest (2)	421,250	429,448	423,897	-1.3%	0.6%
Loan loss reserves (3)	1,818,720	1,913,045	1,993,306	4.2%	9.6%
Perpetual subordinated debt	-	-	-	-	-
Subordinated Debt	5,241,953	5,979,619	6,393,706	6.9%	22.0%
Investments in equity and subordinated debt of financial and insurance companies	(699,066)	(717,711)	(727,585)	1.4%	4.1%
Goodwill	(790,335)	(813,492)	(826,196)	1.6%	4.5%
Current year Net Loss	(306,510)	-	-	-	-
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Regulatory Capital (A)	28,359,206	29,851,912	29,933,596	0.3%	5.6%

Tier 1 (5)	14,987,233	15,337,348	15,305,134	-0.2%	2.1%
Tier 2 (6) + Tier 3 (7)	13,371,972	14,514,564	14,628,462	0.8%	9.4%

Financial Consolidated Group (FCG) Regulatory Capital Requirements (8)	18,607,279	17,894,230	18,710,799	4.6%	0.6%
Insurance Consolidated Group (ICG) Capital Requirements (9)	1,241,465	1,325,595	1,418,922	7.0%	14.3%
FCG Capital Requirements related to operations with ICG	(477,400)	(471,394)	(503,809)	6.9%	5.5%
ICG Capital Requirements related to operations with FCG	-	-	-	-	-
Regulatory Capital Requirements (B)	19,371,344	18,748,432	19,625,912	4.7%	1.3%
Regulatory Capital Ratio (A) / (B)	1.46	1.59	1.53
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (PEN 14,745 million) and optional capital reserves (PEN 6,661 million).

(2) Minority interest includes Tier I (PEN 429 million)

(3) Up to 1.25% of total risk-weighted assets of Banco de Credito del Peru, Solucion Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.

(4) Tier II + Tier III cannot be more than 50% of total regulatory capital.

(5) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(6) Tier II = subordinated debt + TierII minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

12.2. Credicorp Stand-alone

Credicorp Ltd.
Separate Statement of Financal Position
(S/ thousands, IFRS)

	As of			% change
	Sep 20	Jun 21	Sep 21	QoQ	YoY
ASSETS
Cash and cash equivalents	777,709	1,019,773	598,770	-41.3%	-23.0%
At fair value through profit or loss	-	520,413	1,091,138	109.7%	n.a
Fair value through other comprehensive income investments	459,217	397,551	342,485	-13.9%	-25.4%
In subsidiaries and associates investments	27,361,569	29,354,310	29,862,234	1.7%	9.1%
Loans	1,064,712	-	-	0.0%	0.0%
Other assets	300	345	328	-4.9%	9.3%

Total Assets	29,663,507	31,292,392	31,894,955	1.9%	7.5%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY

Dividend Payable	-	-	471,912	n.a.	n.a.
Bonds and notes issued	1,795,528	1,914,141	2,066,412	8.0%	15.1%
Other liabilities	99,861	149,936	143,382	-4.4%	43.6%

Total Liabilities	1,895,389	2,064,077	2,681,706	29.9%	41.5%

NET EQUITY
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Capital Surplus	384,542	384,542	384,542	0.0%	0.0%
Reserve	21,070,409	21,417,403	20,945,491	-2.2%	-0.6%
Unrealized results	1,020,916	495,986	(281,545)	n.a.	n.a.
Retained earnings	3,973,258	5,611,391	6,845,768	22.0%	72.3%

Total net equity	27,768,118	29,228,315	29,213,249	-0.1%	5.2%

Total Liabilities And Equity	29,663,507	31,292,392	31,894,955	1.9%	7.5%

	Quarter			% change
	3Q20	2Q21	3Q21	QoQ	YoY
Interest income

Net share of the income from investments in subsidiaries and associates	238,049	725,297	1,256,878	73.3%	428.0%
Interest and similar income	8,378	7,062	13,909	97.0%	66.0%
Net gain on financial assets at fair value through profit or loss	-	4,898	3,860	-21.2%	n.a
Total income	246,427	737,257	1,274,647	72.9%	417.3%

Interest and similar expense	(15,052)	(14,357)	(15,161)	5.6%	n.a
Administrative and general expenses	(16,216)	(3,832)	(4,367)	14.0%	-73.1%
Total expenses	(31,268)	(18,189)	(19,528)	7.4%	-37.5%

Operating income	215,159	719,068	1,255,119	74.5%	483.3%

Exchange differences, net	(4,622)	(15)	(415)	2666.7%	-91.0%
Other, net	(123)	(10)	(6)	-40.0%	-95.1%

Profit before income tax	210,414	719,043	1,254,698	74.5%	496.3%
Income tax	(32,986)	(19,546)	(20,079)	2.7%	n.a
Net income	177,428	699,497	1,234,619	76.5%	595.8%
Double Leverage Ratio	98.54%	100.43%	102.22%	179bps	369bps

12.3. BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In S/ thousands, IFRS)

		As of		% change
	Sep 20	Jun 21	Sep 21	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	5,097,856	6,919,815	6,157,037	-11.0%	20.8%
Interest bearing	26,887,477	26,482,164	33,783,609	27.6%	25.6%
Total cash and due from banks	31,985,333	33,401,979	39,940,646	19.6%	24.9%

Cash collateral, reverse repurchase agreements and securities borrowing	1,767,692	544,937	1,027,761	88.6%	-41.9%

Fair value through profit or loss investments	1,874,577	2,118,559	1,406,424	-33.6%	-25.0%
Fair value through other comprehensive income investments	27,515,047	25,735,158	18,191,125	-29.3%	-33.9%
Amortized cost investments	4,251,291	7,366,267	7,597,755	3.1%	78.7%

Loans	124,515,950	130,864,182	133,369,027	1.9%	7.1%
Current	120,522,261	126,045,797	128,090,680	1.6%	6.3%
Internal overdue loans	3,993,689	4,818,385	5,278,347	9.5%	32.2%
Less - allowance for loan losses	(9,078,981)	(8,797,871)	(8,474,947)	-3.7%	-6.7%
Loans, net	115,436,969	122,066,311	124,894,080	2.3%	8.2%

Property, furniture and equipment, net (1)	1,803,139	1,681,651	1,634,143	-2.8%	-9.4%
Due from customers on acceptances	256,238	558,934	776,863	39.0%	203.2%
Other assets (2)	6,522,817	6,772,279	7,497,739	10.7%	14.9%

Total Assets	191,413,103	200,246,075	202,966,536	1.4%	6.0%

Liabilities and Equity
Deposits and obligations
Non-interest bearing (1)	49,111,613	45,881,848	47,262,689	3.0%	-3.8%
Interest bearing (1)	73,488,701	86,547,213	86,404,649	-0.2%	17.6%
Total deposits and obligations	122,600,314	132,429,061	133,667,338	0.9%	9.0%

Payables from repurchase agreements and securities lending	25,869,675	23,879,115	21,308,690	-10.8%	-17.6%
BCRP instruments	25,344,725	23,329,990	20,746,109	-11.1%	-18.1%
Repurchase agreements with third parties	524,950	549,125	562,581	2.5%	7.2%
Due to banks and correspondents	6,410,499	5,636,702	6,973,909	23.7%	8.8%
Bonds and notes issued	14,081,882	14,368,316	14,838,736	3.3%	5.4%
Banker’s acceptances outstanding	256,238	558,934	776,863	39.0%	203.2%
Financial liabilities at fair value through profit or loss	116,523	84,071	484,531	476.3%	315.8%
Other liabilities (3)	4,743,779	4,261,450	5,287,243	24.1%	11.5%

Total Liabilities	174,078,910	181,217,649	183,337,310	1.2%	5.3%

Net equity	17,238,525	18,908,512	19,505,851	3.2%	13.2%
Capital stock	10,774,006	11,024,006	11,024,006	0.0%	2.3%
Reserves	5,945,313	6,488,969	6,488,969	0.0%	9.1%
Unrealized gains and losses	330,977	(123,542)	(583,178)	n.a.	n.a.
Retained earnings	188,229	1,519,079	2,576,054	69.6%	1268.6%
Non-controlling interest	95,668	119,914	123,375	2.9%	29.0%

Total Net Equity	17,334,193	19,028,426	19,629,226	3.2%	13.2%

Total liabilities and equity	191,413,103	200,246,075	202,966,536	1.4%	6.0%
Off-balance sheet	114,983,316	131,540,506	139,250,038	5.9%	21.1%
Total performance bonds, stand-by and L/Cs.	16,977,684	21,228,772	20,761,917	-2.2%	22.3%
Undrawn credit lines, advised but not committed	68,867,418	75,964,511	80,631,043	6.1%	17.1%
Total derivatives (notional) and others	29,138,214	34,347,223	37,857,078	10.2%	29.9%

(1) Right of use asset of lease contracts is included by application of IFRS 16.

(2) Mainly includes intangible assets, other receivable accounts and tax credit.

(3) Mainly includes other payable accounts.

(4) Figures differ from those presented in fiscal year 2020.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(In S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	3Q20	2Q21	3Q21	QoQ	YoY	Sep 20	Sep 21	9M-2021 / 9M-2020
Interest income and expense
Interest and dividend income	2,553,354	2,446,731	2,542,011	3.9%	-0.4%	7,642,396	7,396,739	-3.2%
Interest expense	(655,384)	(438,943)	(443,398)	1.0%	-32.3%	(1,952,448)	(1,437,349)	-26.4%
Net interest income	1,897,970	2,007,788	2,098,613	4.5%	10.6%	5,689,948	5,959,390	4.7%

Provision for credit losses on loan portfolio	(1,250,211)	(480,116)	(249,273)	-48.1%	-80.1%	(5,016,939)	(1,314,646)	-73.8%
Recoveries of written-off loans	40,126	73,023	93,671	28.3%	133.4%	100,264	227,790	127.2%
Provision for credit losses on loan portfolio, net of recoveries	(1,210,085)	(407,093)	(155,602)	-61.8%	-87.1%	(4,916,675)	(1,086,856)	-77.9%

Risk-adjusted net interest income	687,885	1,600,695	1,943,011	21.4%	182.5%	773,273	4,872,534	530.1%

Non-financial income
Fee income	572,044	648,980	688,357	6.1%	20.3%	1,554,562	1,969,115	26.7%
Net gain on foreign exchange transactions	152,862	240,553	234,313	-2.6%	53.3%	474,174	648,331	36.7%
Net gain on securities	73,630	(130,474)	(30,017)	-77.0%	n.a.	114,189	(118,379)	-203.7%
Net gain on derivatives held for trading	12,502	31,844	462	-98.5%	-96.3%	46,913	44,626	-4.9%
Net gain from exchange differences	1,320	56,816	11,037	-80.6%	736.1%	(9,028)	65,032	n.a.
Others	36,309	41,734	31,437	-24.7%	-13.4%	150,629	131,563	-12.7%
Total other income	848,667	889,453	935,589	5.2%	10.2%	2,331,439	2,740,288	17.5%

Total expenses
Salaries and employee benefits	(568,595)	(632,636)	(629,810)	-0.4%	10.8%	(1,816,262)	(1,865,621)	2.7%
Administrative expenses	(452,624)	(516,669)	(634,281)	22.8%	40.1%	(1,241,305)	(1,584,666)	27.7%
Depreciation and amortization	(127,028)	(125,592)	(131,420)	4.6%	3.5%	(391,175)	(384,590)	-1.7%
Other expenses	(86,663)	(59,093)	(50,893)	-13.9%	-41.3%	(315,412)	(159,163)	-49.5%
Total expenses	(1,234,910)	(1,333,990)	(1,446,404)	8.4%	17.1%	(3,764,154)	(3,994,040)	6.1%

Profit before income tax	301,642	1,156,158	1,432,196	23.9%	374.8%	(659,442)	3,618,782	n.a.

Income tax	(32,021)	(356,194)	(371,383)	4.3%	1059.8%	292,510	(1,002,375)	n.a.
Net profit	269,621	799,964	1,060,813	32.6%	293.4%	(366,932)	2,616,407	n.a.
Non-controlling interest	8,220	(2,742)	(3,838)	40.0%	n.a.	20,952	(7,160)	n.a.
Net profit attributable to BCP Consolidated	277,841	797,222	1,056,975	32.6%	280.4%	(345,980)	2,609,247	n.a.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter			YTD
	3Q20	2Q21	3Q21	Sep 20	Sep 21
Profitability
Earnings per share (1)	0.025	0.070	0.093	(0.031)	0.231
ROAA (2)(3)	0.6%	1.6%	2.1%	-0.3%	1.8%
ROAE (2)(3)	6.5%	17.2%	22.0%	-2.6%	18.4%
Net interest margin (2)(3)	4.20%	4.12%	4.32%	4.58%	4.11%
Risk adjusted NIM (2)(3)	1.52%	3.28%	4.00%	0.63%	3.43%
Funding Cost (2)(3)(4)	1.60%	0.99%	1.00%	1.75%	1.10%

Quality of loan portfolio
IOL ratio	3.03%	3.71%	3.68%	3.03%	3.68%
NPL ratio	3.99%	5.11%	5.03%	3.99%	5.03%
Coverage of IOLs	214.7%	196.1%	182.6%	214.7%	182.6%
Coverage of NPLs	163.5%	142.3%	133.7%	163.5%	133.7%
Cost of risk (5)	7.94%	1.68%	1.24%	5.26%	1.09%

Operating efficiency
Oper. expenses as a percent. of total income - reported (6)	43.5%	42.7%	46.0%	44.5%	44.1%
Oper. expenses as a percent. of total income - including all other items	45.0%	46.0%	47.7%	46.9%	45.9%
Oper. expenses as a percent. of av. tot. assets (2)(3)(6)	2.46%	2.54%	2.77%	2.68%	2.57%

Share Information
N° of outstanding shares (Million)	11,317	11,317	11,317	11,317	11,317

(1) Shares outstanding of 11,317 million is used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) The funding costs differs from previously reported due to a methodoloy change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

(5) Cost of risk: Annualized provision for loan losses / Total loans.

(6) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

12.4. BCP Stand-alone

BANCO DE CREDITO DEL PERU
STATEMENT OF FINANCIAL POSITION
(S/ thousands, IFRS)

	As of			% change
	Sep 20	Jun 21	Sep 21	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,571,558	6,413,791	5,666,863	-11.6%	24.0%
Interest bearing	25,949,154	25,585,201	32,819,306	28.3%	26.5%
Total cash and due from banks	30,520,712	31,998,992	38,486,169	20.3%	26.1%

Cash collateral, reverse repurchase agreements and securities borrowing	1,767,692	544,937	1,027,761	88.6%	-41.9%

Fair value through profit or loss investments	1,874,577	2,118,559	1,406,424	-33.6%	-25.0%
Fair value through other comprehensive income investments	26,341,443	24,477,519	16,931,666	-30.8%	-35.7%
Amortized cost investments	3,958,403	7,071,197	7,307,678	3.3%	84.6%

Loans	113,384,719	118,872,541	121,459,651	2.2%	7.1%
Current	110,133,503	115,221,323	117,256,286	1.8%	6.5%
Internal overdue loans	3,251,216	3,651,218	4,203,365	15.1%	29.3%
Less - allowance for loan losses	(7,255,183)	(7,124,855)	(6,976,762)	-2.1%	-3.8%
Loans, net	106,129,536	111,747,686	114,482,889	2.4%	7.9%

Property, furniture and equipment, net	1,431,269	1,359,061	1,328,385	-2.3%	-7.2%
Due from customers on acceptances	256,238	558,934	776,863	39.0%	203.2%
Investments in associates	1,691,592	2,142,791	2,214,558	3.3%	30.9%
Other assets (1)	5,617,808	5,836,135	6,576,750	12.7%	17.1%

Total Assets	179,589,270	187,855,811	190,539,143	1.4%	6.1%
Liabilities and Equity
Deposits and obligations
Non-interest bearing	49,107,276	45,880,454	47,272,754	3.0%	-3.7%
Interest bearing	65,263,615	78,320,355	77,851,798	-0.6%	19.3%
Total deposits and obligations	114,370,891	124,200,809	125,124,552	0.7%	9.4%

Payables from repurchase agreements and securities lending	24,169,302	21,394,306	19,109,582	-10.7%	-20.9%
BCRP instruments	23,644,352	20,845,181	18,547,001	-11.0%	-21.6%
Repurchase agreements with third parties	524,950	549,125	562,581	2.5%	7.2%
Due to banks and correspondents	5,349,981	4,830,856	6,191,543	28.2%	15.7%
Bonds and notes issued	13,946,887	14,179,541	14,652,059	3.3%	5.1%
Banker’s acceptances outstanding	256,238	558,934	776,863	39.0%	203.2%
Financial liabilities at fair value through profit or loss	116,523	84,071	484,531	476.3%	315.8%
Other liabilities (2)	4,138,755	3,695,174	4,690,015	26.9%	13.3%

Total Liabilities	162,348,577	168,943,691	171,029,145	1.2%	5.3%

Net equity	17,240,693	18,912,120	19,509,998	3.2%	13.2%
Capital stock	10,774,006	11,024,006	11,024,006	0.0%	2.3%
Reserves	5,945,313	6,488,969	6,488,968	0.0%	9.1%
Unrealized gains and losses	330,977	(123,542)	(583,178)	n.a.	n.a.
Retained earnings	190,397	1,522,687	2,580,202	69.5%	1255.2%
Total Net Equity	17,240,693	18,912,120	19,509,998	3.2%	13.2%

Total liabilities and equity	179,589,270	187,855,811	190,539,143	1.4%	6.1%

Off-balance sheet	112,924,725	119,457,875	135,953,567	13.8%	20.4%
Total performance bonds, stand-by and L/Cs.	16,978,003	21,229,047	20,762,191	-2.2%	22.3%
Undrawn credit lines, advised but not committed	68,568,756	75,613,731	79,357,524	5.0%	15.7%
Total derivatives (notional) and others	27,377,966	22,615,097	35,833,852	58.5%	30.9%

(1) Mainly includes intangible assets, other receivable accounts and tax credit.

(2) Mainly includes other payable accounts.

BANCO DE CREDITO DEL PERU
STATEMENT OF INCOME
(S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	3Q20	2Q21	3Q21	QoQ	YoY	Sep 20	Sep 21	9M-2021 / 9M-2020
Interest income and expense
Interest and dividend income	2,055,845	1,930,221	1,996,856	3.5%	-2.9%	6,203,562	5,866,826	-5.4%
Interest expense (1)	(572,738)	(382,994)	(393,036)	2.6%	-31.4%	(1,681,851)	(1,268,129)	-24.6%
Net interest income	1,483,107	1,547,227	1,603,820	3.7%	8.1%	4,521,711	4,598,697	1.7%

Provision for credit losses on loan portfolio	(853,111)	(337,668)	(103,385)	-69.4%	-87.9%	(4,021,827)	(876,431)	-78.2%
Recoveries of written-off loans	33,342	55,807	70,441	26.2%	111.3%	81,853	176,274	115.4%
Provision for credit losses on loan portfolio, net of recoveries	(819,769)	(281,861)	(32,944)	-88.3%	-96.0%	(3,939,974)	(700,157)	-82.2%

Risk-adjusted net interest income	663,338	1,265,366	1,570,876	24.1%	136.8%	581,737	3,898,540	570.2%

Other income
Fee income	568,394	637,821	669,583	5.0%	17.8%	1,526,026	1,921,827	25.9%
Net gain on foreign exchange transactions	151,694	238,775	231,547	-3.0%	52.6%	468,691	642,810	37.2%
Net gain on securities	174,600	(130,488)	(30,044)	-77.0%	-117.2%	120,627	(118,568)	-198.3%
Net gain from associates	(254,578)	52,809	73,843	39.8%	n.a.	(386,729)	140,762	n.a.
Net gain on derivatives held for trading	11,496	31,076	4,260	-86.3%	-62.9%	44,624	47,164	5.7%
Net gain from exchange differences	2,806	55,219	7,277	-86.8%	159.3%	1,261	59,444	4614.0%
Others	36,864	41,144	32,642	-20.7%	-11.5%	128,930	123,716	-4.0%
Total other income	691,276	926,356	989,108	6.8%	43.1%	1,903,430	2,817,155	48.0%

Total expenses
Salaries and employee benefits	(386,520)	(444,586)	(449,094)	1.0%	16.2%	(1,235,296)	(1,312,078)	6.2%
Administrative expenses	(413,568)	(461,867)	(580,194)	25.6%	40.3%	(1,118,675)	(1,421,692)	27.1%
Depreciation and amortization (2)	(103,615)	(104,592)	(111,360)	6.5%	7.5%	(318,722)	(319,816)	0.3%
Other expenses	(73,863)	(50,765)	(37,124)	-26.9%	-49.7%	(279,520)	(130,081)	-53.5%
Total expenses	(977,566)	(1,061,810)	(1,177,772)	10.9%	20.5%	(2,952,213)	(3,183,667)	7.8%

Profit before income tax	377,048	1,129,912	1,382,212	22.3%	266.6%	(467,046)	3,532,028	n.a.

Income tax	(98,775)	(332,151)	(324,697)	-2.2%	228.7%	122,825	(921,234)	n.a.
Net profit attributable to BCP Stand-alone	278,273	797,761	1,057,515	32.6%	280.0%	(344,221)	2,610,794	n.a.

(1) As of 2019, financing expenses related to lease agreements is included according to the application of IFRS 16.

(2) From this quarter, the effect is being incorporated by the application of IFRS 16, which corresponds to a greater depreciation for the asset for right-of-use". Likewise, the expenses related to the depreciation of improvements in building for rent is being reclassified to the item "Other expenses".

BANCO DE CREDITO DEL PERU
SELECTED FINANCIAL INDICATORS

	Quarter			YTD
	3Q20	2Q21	3Q21	Sep 20	Sep 21
Profitability
ROAA (2)(3)	0.6%	1.7%	2.2%	-0.3%	1.9%
ROAE (2)(3)	6.5%	17.2%	22.0%	-2.5%	18.5%
Net interest margin (1)(2)	3.53%	3.43%	3.57%	3.93%	3.44%
Risk adjusted NIM (1)(2)	1.58%	2.81%	3.49%	0.51%	2.91%
Funding Cost (1)(2)	1.49%	0.93%	0.95%	1.62%	1.04%

Quality of loan portfolio
IOL ratio	2.87%	3.07%	3.46%	2.87%	3.46%
NPL ratio	4.07%	4.50%	4.86%	4.07%	4.86%
Coverage of IOLs	223.2%	195.1%	166.0%	223.2%	166.0%
Coverage of NPLs	157.0%	133.1%	118.3%	157.0%	118.3%
Cost of risk (3)	2.89%	0.95%	0.11%	4.63%	0.77%

Operating efficiency
Oper. expenses as a percent. of total income - reported (4)	40.8%	40.3%	45.3%	40.7%	42.0%
Oper. expenses as a percent. of total income - including all other items	45.0%	42.9%	45.4%	45.9%	42.9%
Oper. expenses as a percent. of av. tot. assets (1)(2)	2.06%	2.15%	2.41%	2.22%	2.18%

(1) Ratios are annualized.

(2) Averages are determined as the average of period-beginning and period-ending balances.

(3) Cost of risk: Annualized provision for loan losses / Total loans.

(4) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

Regulatory Capital and Capital Adequacy Ratios at BCP Stand-alone

(S/ thousands, Peru GAAP)

Regulatory Capital and Capital Adequacy Ratios - SBS	As of			% change
S/ 000	Sep 20	Jun 21	Sep 21	QoQ		YoY
Capital Stock	11,067,387	11,317,387	11,317,387	0.0%		2.3%
Legal and Other capital reserves	6,164,175	6,707,831	6,707,831	0.0%		8.8%
Accumulated earnings with capitalization agreement	-	-	-	n.a.		n.a.
Loan loss reserves (1)	1,565,704	1,676,768	1,720,951	2.6%		9.9%
Perpetual subordinated debt	-	-	-	n.a.		n.a.
Subordinated Debt	4,787,489	5,223,300	5,595,900	7.1%		16.9%
Investment in subsidiaries and others, net of unrealized profit and net income	(1,934,790)	(2,263,859)	(2,263,805)	0.0%		17.0%
Investment in subsidiaries and others	(2,018,037)	(2,326,241)	(2,377,058)	2.2%		17.8%
Unrealized profit and net income in subsidiaries	83,247	62,381	113,253	81.5%		36.0%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%		0.0%
Total Regulatory Capital - SBS	21,527,881	22,539,343	22,956,180	1.8%		6.6%
Off-balance sheet	85,546,759	96,842,778	100,119,715	3.4%		17.0%
Regulatory Tier 1 Capital (2)	14,971,384	15,142,961	15,142,988	0.0%		1.1%
Requlatory Tier 2 Capital (3)	6,556,497	7,396,382	7,813,192	5.6%		19.2%
Total risk-weighted assets - SBS (4)	139,910,769	146,936,014	151,415,294	3.0%		8.2%
Credit risk-weighted assets	125,256,288	132,013,903	135,576,214	2.7%		8.2%
Market risk-weighted assets (5)	4,701,577	3,127,460	3,792,119	21.3%		-19.3%
Operational risk-weighted assets	9,952,904	11,794,652	12,046,961	2.1%		21.0%
Total capital requirement -SBS	15,355,747	13,925,638	14,356,117	3.1%		-6.5%
Credit risk capital requirement	12,525,629	10,561,112	10,846,097	2.7%		-13.4%
Market risk capital requirement	470,158	312,746	379,212	21.3%		-19.3%
Operational risk capital requirement	995,290	1,179,465	1,204,696	2.1%		21.0%
Additional capital requirements	1,364,670	1,872,315	1,926,112	2.9%		41.1%
Common Equity Tier 1 - Basel (6)	15,256,858	15,531,636	15,871,353	2.2%		4.0%
Capital and reserves	17,231,562	18,025,217	18,025,217	0.0%		4.6%
Retained earnings	785,734	1,159,776	2,006,514	73.0%		155.4%
Unrealized gains (losses)	326,616	(130,864)	(584,466)	346.6%		-278.9%
Goodwill and intangibles	(1,069,018)	(1,196,253)	(1,196,454)	0.0%		11.9%
Investments in subsidiaries	(2,018,037)	(2,326,241)	(2,379,458)	2.3%		17.9%
Adjusted Risk-Weighted Assets - Basel (7)	133,285,120	138,305,356	142,930,956	3.3%		7.2%
Total risk-weighted assets	139,910,769	146,936,014	151,415,294	3.0%		8.2%
(-) RWA Intangible assets, excluding goodwill.	7,924,480	9,951,130	9,837,459	-1.1%		24.1%
(+) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	1,298,830	1,320,471	1,353,120	2.5%		4.2%
(+) RWA Deferred tax assets generated as a result of past losses	-	-	-	-		-

Capital ratios
Regulatory Tier 1 ratio (8)	10.70%	10.31%	10.00%	-31	bps	-70	bps
Common Equity Tier 1 ratio (9)	11.45%	11.23%	11.10%	-13	bps	-35	bps
BIS ratio (10)	15.39%	15.34%	15.16%	-18	bps	-23	bps
Risk-weighted assets / Regulatory capital	6.50	6.52	6.60	1.2%		1.5%

(1) Up to 1.25% of total risk-weighted assets.

(2) Regulatory Tier 1 Capital = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Regulatory Tier 2 Capital = Subordinated debt + Loan loss reserves + Unrestricted Reserves + (0.5 x Unrealized profit and net income in subsidiaries) - (0.5 x Investment in subsidiaries).

(4) Since July 2012, Total Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014)

(5) It includes capital requirement to cover price and rate risk.

(6) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(7) Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses).

(8) Regulatory Tier 1 Capital / Total Risk-weighted assets

(9) Common Equity Tier I / Adjusted Risk-Weighted Assets

(10) Total Regulatory Capital / Total Risk-weighted assets (legal minimum = 10% since July 2011)

12.5. BCP Bolivia

BCP BOLIVIA
(S/ thousands, IFRS)

	As of			% change
	Sep 20	Jun 21	Sep 21	QoQ	YoY
ASSETS
Cash and due from banks	2,184,964	2,228,226	2,625,523	17.8%	20.2%
Investments	1,282,579	1,671,904	1,794,096	7.3%	39.9%
Total loans	8,449,617	9,197,759	9,919,102	7.8%	17.4%
Current	8,321,906	9,045,300	9,782,780	8.2%	17.6%
Internal overdue loans	100,875	112,005	95,751	-14.5%	-5.1%
Refinanced	26,835	40,455	40,572	0.3%	51.2%
Allowance for loan losses	(434,471)	(433,953)	(467,583)	7.7%	7.6%
Net loans	8,015,146	8,763,806	9,451,520	7.8%	17.9%
Property, plant and equipment, net	50,678	56,091	61,986	10.5%	22.3%
Other assets	192,489	393,292	414,892	5.5%	115.5%

Total assets	11,725,856	13,113,320	14,348,016	9.4%	22.4%

LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Deposits and obligations	10,023,973	11,057,286	12,114,178	9.6%	20.9%
Due to banks and correspondents	83,660	119,795	89,697	-25.1%	7.2%
Bonds and subordinated debt	110,625	178,578	191,218	7.1%	72.9%
Other liabilities	824,117	994,580	1,111,166	11.7%	34.8%

Total liabilities	11,042,375	12,350,240	13,506,259	9.4%	22.3%

Net equity	683,481	763,080	841,757	10.3%	23.2%
TOTAL LIABILITIES AND NET SHAREHOLDERS’ EQUITY	11,725,856	13,113,320	14,348,016	9.4%	22.4%

	Quarter			% change				Year		% change
	3Q20	2Q21	3Q21	QoQ		YoY		Sep 20	Sep 21	9M-21/ 9M-20
Net interest income	91,255	79,897	97,603	22.2%		7.0%		169,809	155,086	-8.7%
Provision for loan losses, net of recoveries	(71,996)	49,116	(23,161)	n.a.		-67.8%		(136,716)	25,534	-118.7%
Net interest income after provisions	19,260	129,012	74,441	-42.3%		286.5%		33,093	180,620	445.8%
Non-financial income	27,561	37,598	44,902	19.4%		62.9%		51,403	73,222	42.4%
Total expenses	(61,480)	(127,985)	(78,514)	-38.7%		27.7%		(119,359)	(192,727)	61.5%
Translation result	(93)	21	(89)	-523.9%		-4.2%		11	9	-20.9%
Income taxes	(6,165)	(23,486)	(17,619)	-25.0%		185.8%		2,098	(34,509)	n.a.
Net income	(20,916)	15,161	23,121	-52.5%		-210.5%		(32,754)	26,615	-181.3%

Efficiency ratio	51.2%	58.9%	53.0%	-590	pbs	180	pbs	52.9%	56.9%	400	pbs
ROAE	-12.1%	8.2%	11.5%	330	pbs	2365	pbs	-15.1%	13.0%	2810	pbs
L/D ratio	84.3%	83.2%	81.9%	-130	pbs	-241	pbs
IOL ratio	1.19%	1.22%	0.97%	-20	pbs	-22	pbs
NPL ratio	1.51%	1.66%	1.37%	-30	pbs	-14	pbs
Coverage of IOLs	430.7%	387.4%	488.3%	10090	pbs	5763	pbs
Coverage of NPLs	340.2%	284.6%	343.0%	5840	pbs	280	pbs
Branches	54	47	43	-4		-11
Agentes	664	851	876	25		212
ATMs	310	305	306	1		-4
Employees	1,659	1,564	1,575	11		-84

12.6. Mibanco

Mibanco

(S/ thousands, IFRS)

	As of			% change
	Sep 20	Jun 20	Sep 21	QoQ	YoY
ASSETS
Cash and due from banks	1,532,886	1,477,527	1,577,391	6.8%	2.9%
Investments	1,453,377	1,533,808	1,525,592	-0.5%	5.0%
Total loans	12,146,975	13,039,316	13,288,672	1.9%	9.4%
Current	11,271,599	11,824,810	12,172,179	2.9%	8.0%
Internal overdue loans	732,964	1,158,977	1,067,142	-7.9%	45.6%
Refinanced	142,412	55,529	49,351	-11.1%	-65.3%
Allowance for loan losses	-1,807,822	-1,662,457	-1,487,787	-10.5%	-17.7%
Net loans	10,339,153	11,376,859	11,800,884	3.7%	14.1%
Property, plant and equipment, net	158,793	148,899	145,753	-2.1%	-8.2%
Other assets	1,073,139	1,075,526	1,035,653	-3.7%	-3.5%
Total assets	14,557,348	15,612,618	16,085,272	3.0%	10.5%
LIABILITIES AND NET SHAREHOLDERS’ EQUITY
Deposits and obligations	8,289,196	8,292,913	8,620,050	3.9%	4.0%
Due to banks and correspondents	2,138,329	1,898,921	2,232,497	17.6%	4.4%
Bonds and subordinated debt	134,995	188,775	186,677	-1.1%	38.3%
Other liabilities	2,307,485	3,058,752	2,803,336	-8.4%	21.5%
Total liabilities	12,870,004	13,439,362	13,842,559	3.0%	7.6%
Net equity	1,687,344	2,173,257	2,242,714	3.2%	32.9%
TOTAL LIABILITIES AND NET SHAREHOLDERS’ EQUITY	14,557,348	15,612,618	16,085,272	3.0%	10.5%

	Quarter			% change				YTD		% change
	3Q20	2Q21	3Q21	QoQ		YoY		Sep 20	Sep 21	Sep 21 / Sep 20
Net interest income	413,164	458,762	493,183	7.5%		19.4%		1,163,502	1,355,353	16.5%
Provision for loan losses, net of recoveries	-385,892	-124,451	-122,711	-1.4%		-68.2%		-972,335	-385,880	-60.3%
Net interest income after provisions	27,272	334,311	370,472	10.8%		N/A		191,166	969,472	407.1%
Non-financial income	7,906	16,552	22,207	34.2%		180.9%		50,714	67,098	32.3%
Total expenses	-260,131	-271,465	-269,221	-0.8%		3.5%		-813,533	-809,437	-0.5%
Translation result	-	-	-	0.0%		0.0%		-	-	0.0%
Income taxes	66,568	-24,093	-46,543	93.2%		-169.9%		169,659	-80,858	-147.7%
Net income	-158,385	55,305	76,915	39.1%		-148.6%		-401,993	146,275	-136.4%

Efficiency ratio	58.7%	55.6%	49.7%	-590	bps	-900	bps	65.2%	55.7%	-950	bps
ROAE	-35.8%	10.3%	13.9%	360	bps	4970	bps	-28.4%	9.0%	3740	bps
ROAE incl. Goowdill	-33.2%	9.7%	13.2%	350	bps	4640	bps	-26.4%	8.5%	3490	bps
L/D ratio	146.5%	157.2%	154.2%	-300	bps	770	bps
IOL ratio	6.0%	8.9%	8.0%	-90	bps	200	bps
NPL ratio	7.2%	9.3%	8.4%	-90	bps	120	bps
Coverage of IOLs	246.6%	143.4%	139.4%	-400	bps	-10720	bps
Coverage of NPLs	206.5%	136.9%	133.3%	-360	bps	-7320	bps
Branches (1)	323	319	318	-1		-5
Employees	11,133	10,057	9,874	-183		-1,259

(1) Includes Banco de la Nacion branches, which in September 20 were 34, in June 21 were 34 and in September 21 were 34

Regulatory Capital and Capital Adequacy Ratios at Mibanco

(S/ thousands, Peru GAAP)

	As of			% change
	Sep 20	Jun 21	Sep 21	QoQ		YoY
Capital Stock	1,714,369	1,714,577	1,714,577	0.0%		0.0%
Legal and Other capital reserves	246,305	246,305	246,305	0.0%		0.0%
Accumulated earnings with capitalization agreement	-	46,524	94,945	104.1%		n.a.
Loan loss reserves (1)	127,730	138,555	146,213	5.5%		14.5%
Perpetual subordinated debt	-	-	-	n.a.		n.a.
Subordinated Debt	130,000	185,000	185,000	0.0%		42.3%
Investment in subsidiaries and others, net of unrealized profit and net income	-	-	-	-		-
Investment in subsidiaries and others	-	-	-	-		-
Unrealized profit and net income in subsidiaries	-	-	-	-		-
Goodwill	(139,180)	(139,180)	(139,180)	0.0%		0.0%
Total Regulatory Capital - SBS	2,079,224	2,191,781	2,247,861	2.6%		8.1%
Regulatory Tier 1 Capital (2)	1,818,754	1,865,495	1,913,912	2.6%		5.2%
Regulatory Tier 2 Capital (3)	260,469	326,287	333,948	2.3%		28.2%
Total risk-weighted assets - SBS (4)	11,755,497	12,728,511	13,385,231	5.2%		13.9%
Credit risk-weighted assets	9,736,476	10,662,694	11,237,705	5.4%		15.4%
Market risk-weighted assets (5)	114,638	195,522	266,551	36.3%		132.5%
Operational risk-weighted assets	1,904,383	1,870,294	1,880,975	0.6%		-1.2%
Total capital requirement	1,176,550	1,273,851	1,339,523	5.2%		13.9%
Credit risk capital requirement	973,648	1,066,269	1,123,771	5.4%		15.4%
Market risk-weighted assets	11,464	19,552	26,655	36.3%		132.5%
Operational risk capital requirement	190,438	187,029	188,097	0.6%		-1.2%
Additional capital requirements	1,000	1,000	1,000	0.0%		0.0%
Common Equity Tier 1 - Basel (6)	1,790,675	1,797,589	1,892,846	5.3%		5.7%
Capital and reserves	1,960,674	1,960,882	1,960,882	0.0%		0.0%
Retained earnings	73,928	140,952	201,478	42.9%		172.5%
Unrealized gains (losses)	8,214	1,563	(5,892)	-477.1%		-171.7%
Goodwill and intangibles	(229,447)	(243,880)	(246,432)	1.0%		7.4%
Excess DT of 10% CET1 Basilea	(22,694)	(61,928)	(17,191)	-72.2%		-24.2%
Adjusted Risk-Weighted Assets - Basel (7)	11,042,007	11,783,071	12,496,366	6.1%		13.2%
Total risk-weighted assets	11,755,497	12,728,511	13,385,231	5.2%		13.9%
(-) RWA Intangible assets, excluding goodwill.	713,490	836,447	1,049,881	25.5%		47.1%
(+) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	-	232,440	238,755	2.7%		n.a.
(-) RWA assets that exceed 10% of CET1 SBS	-	352,031	75,000	-78.7%		n.a.
(-) RWA difference between excees SBS and Basel methodology	-	(10,598)	2,738	n.a.		n.a.
Capital ratios
Regulatory Tier 1 ratio (8)	15.47%	14.66%	14.30%	-36	bps	-117	bps
Common Equity Tier 1 ratio (9)	16.22%	15.26%	15.15%	-11	bps	-107	bps
BIS ratio (10)	17.69%	17.22%	16.79%	-43	bps	-90	bps
Risk-weighted assets / Regulatory capital	5.65	5.81	5.95	2.5%		5.3%

(1) Up to 1.25% of total risk-weighted assets.

(2) Regulatory Tier 1 Capital = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Regulatory Tier 2 Capital = Subordinated debt + Loan loss reserves + Unrestricted Reserves + (0.5 x Unrealized profit and net income in subsidiaries) - (0.5 x Investment in subsidiaries).

(4) Since July 2012, Total Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014)

(5) It includes capital requirement to cover price and rate risk.

(6) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(7) Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses).

(8) Regulatory Tier 1 Capital / Total Risk-weighted assets

(9) Common Equity Tier I / Adjusted Risk-Weighted Assets

(10) Total Regulatory Capital / Total Risk-weighted assets (legal minimum = 10% since July 2011)

12.8. Investment Banking & Wealth Management

Investment Banking & Wealth Management

(S/ thousands, IFRS)

Banca de Inversión y Gestión de Patrimonios S/ 000	Quarter			%change		YTD		% change
	3Q20	2Q21	3Q21	QoQ	YoY	Sep 20	Sep 21	Sep 21 / Sep 20
Net interest income	17,786	23,055	14,290	-38.0%	-20%	49,055	60,432	23.2%
Non-financial income	170,987	213,732	217,358	1.7%	27.1%	586,730	609,155	3.8%
Fee income	143,492	168,937	149,029	-11.8%	3.9%	349,752	465,560	33.1%
Net gain on foreign exchange transactions	8,846	-8,270	-3,033	-63.3%	n.a	11,649	985	-91.5%
Net gain on sales of securities	58,045	44,184	34,790	-21.3%	-40.1%	211,388	34,922	-83.5%
Derivative Result	-33,610	14,447	42,607	194.9%	n.a	-24,399	113,319	n.a
Result from exposure to the exchange rate	5,306	-11,695	-10,599	-9.4%	n.a	21,077	-23,295	n.a
Other income	-11,092	6,129	4,564	-25.5%	n.a	17,263	17,664	2.3%
Operating expenses (1)	-208,324	-162,087	-166,716	2.9%	-20.0%	-503,081	-485,488	-3.5%
Operating income	-19,551	74,700	64,932	-13.1%	n.a	132,704	184,099	38.7%
Income taxes	-14,397	-9,314	-9,284	-0.3%	-35.5%	-23,940	-25,735	7.5%
Non-controlling interest	219	943	1,537	63.0%	n.a	363	3,109	n.a
Net income	-34,167	64,443	54,111	-16.0%	n.a	108,401	155,255	43.2%

* Unaudited results.

(1) Includes: Salaries and employee benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

12.9. Grupo Pacifico

	As of			% change
	Sep 20	Jun 21	Sep 21	QoQ	YoY
Total assets	15,115,751	15,775,105	15,949,391	1.1%	5.5%
Invesment on securities (6)	11,625,405	12,102,502	12,129,220	0.2%	4.3%
Technical reserves	11,098,905	12,173,277	12,531,003	2.9%	12.9%
Net equity	2,829,498	2,125,685	1,895,643	-10.8%	-33.0%

	Quarter			% change				YTD		% change
	3Q20	2Q21	3Q21	QoQ		YoY		Sep20	Sep21	Sep 21 / Sep 20
Net earned premiums	602,361	643,970	677,204	5.2%		12.4%		1,803,822	1,972,683	9.4%
Net claims	(517,735)	(691,450)	(517,950)	-25.1%		0.0%		(1,236,412)	(1,837,191)	48.6%
Net fees	(123,463)	(144,590)	(149,570)	3.4%		21.1%		(398,378)	(436,859)	9.7%
Net underwriting expenses	(26,991)	(31,136)	(35,798)	15.0%		32.6%		(117,255)	(97,152)	-17.1%
Underwriting result	(65,828)	(223,206)	(26,115)	-88.3%		-60.3%		51,776	(398,519)	n.a.
Net financial income	149,354	159,184	182,019	14.3%		21.9%		422,101	490,661	16.2%
Total expenses	(105,640)	(103,844)	(111,326)	7.2%		5.4%		(323,726)	(324,006)	0.1%
Other income	9,972	10,177	16,413	61.3%		64.6%		29,746	29,832	0.3%
Traslations results	(1,500)	(92)	547	n.a.		-136.5%		241	1,022	324.6%
EPS business & Medical Services deduction	9,417	8,800	12,994	47.7%		38.0%		43,409	45,171	4.1%
Medical Assistance insurance deduction	(10,566)	(8,879)	(10,426)	17.4%		-1.3%		(34,940)	(33,211)	-5.0%
Income tax	86	(2,029)	(333)	-83.6%		n.a.		(2,589)	(3,761)	45.3%

Income before minority interest	(14,705)	(159,887)	63,773	-139.9%		n.a.		186,018	(192,812)	-203.7%
Non-controlling interest	1,496	(659)	(1,245)	89.0%		-183.2%		(2,875)	(3,633)	26.4%

Net income	(13,209)	(160,546)	62,529	-138.9%		n.a.		183,143	(196,445)	-207.3%
Ratios
Ceded	12.4%	15.5%	16.8%	130	bps	440	bps	14.3%	16.9%	260	bps

Loss ratio (1)	86.0%	107.4%	76.5%	-3090	bps	-950	bps	68.5%	93.1%	2460	bps

Fees + underwriting expenses, net / net earned premiums	25.0%	27.3%	27.4%	10	bps	240	bps	28.6%	27.1%	-150	bps
Operating expenses / net earned premiums	17.5%	16.1%	16.4%	30	bps	-110	bps	17.9%	16.4%	-150	bps
ROAE (2)(3)	-2.1%	-28.4%	13.1%	4150	bps	1520	bps	-2.1%	13.1%	1520	bps
Return on written premiums	-1.5%	-17.0%	5.6%	2260	bps	710	bps	7.1%	-6.4%	-1350	bps
Combined ratio of Life (4)	115.4%	143.3%	95.1%	-4820	bps	-2030	bps	115.4%	95.1%	-2030	bps
Combined ratio of P&C (5)	84.8%	88.9%	94.1%	520	bps	930	bps	84.8%	94.1%	930	bps
Equity requirement ratio (7)	1.33	1.22	1.19	-200	bps	-1380	bps	1.33	1.19	-1380	bps

*Financial statements without consolidation adjustments.

(1) Net claims / Net earned premiums.

(2) Includes unrealized gains.

(3) Annualized and average are determined as the average of period beginning and period ending.

(4) (Net claims / Net earned premiums) + Reserves / Net earned premiums) + [(Acquisition cost + total expenses) / Net earned premiums] - (Net Financial Income without real state sales, securities sales, impairment loss and fluctuation / Net earned premiums).

(5) (Net claims / Net earned premiums) + [(Acquisition cost + total expenses) / Net earned premiums].

(6) Excluding investments in real estate.

(7) Support to cover credit risk, market risk and operational risk.

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the association with Banmedica. This partnership includes:

The private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements; corporate health insurance for payroll employees; and medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

Corporate health insurance and Medical services

(S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	3Q20	2Q21	3Q21	QoQ	YoY	Set 20	Set 21	Set20 / Set21
Results
Net earned premiums	285,899	288,352	301,598	4.6%	5.5%	830,770	867,894	4.5%
Net claims	(243,096)	(273,350)	(259,820)	4.9%	-6.9%	-630,785	-748,809	18.7%
Net fees	(12,185)	(12,231)	(12,836)	-4.9%	-5.3%	-35,758	-37,377	4.5%
Net underwriting expenses	(2,646)	(2,412)	(2,566)	-6.4%	3.0%	-8,421	-7,856	-6.7%
Underwriting result	27,972	358	26,376	n.a.	-5.7%	155,806	73,853	-52.6%

Net financial income	1,658	1,904	1,775	-6.8%	7.0%	4,180	4,866	16.4%
Total expenses	(18,340)	(19,179)	(22,725)	-18.5%	-23.9%	-57,766	-62,613	8.4%
Other income	513	-13	-8	38.0%	-101.5%	919	-438	-147.6%
Traslations results	776	3,005	5,087	69.3%	n.a.	3,081	9,477	207.6%
Income tax	(3,655)	3,503	(8,175)	n.a.	123.7%	-33,179	-13,318	-59.9%
Net income before Medical services	8,923	-10,422	2,329	-122.3%	-73.9%	73,041	11,828	-83.8%

Net income of Medical services	9,936	27,939	23,575	-15.6%	137.3%	13,532	78,264	478.3%

Net income	18,860	17,517	25,904	47.9%	37.3%	86,574	90,091	4.1%

12.10. Prima AFP

Prima AFP

(S/ thousands, IFRS)

	As of			% change
	3Q20	2Q21	3Q21	QoQ	YoY
Total assets	1,015,828	867,605	796,553	-8.2%	-21.6%
Total liabilities	379,394	223,284	257,554	15.3%	-32.1%
Net shareholders’ equity	636,434	644,321	538,999	-16.3%	-15.3%

	Quarter			% change				YTD		% change
	3Q20	2Q21	3Q21	QoQ		YoY		Sep 20	Sep 21	Sep 21 / Sep 20
Income from commissions	89,242	97,331	94,620	-2.8%		6.0%		264,771	289,552	9.4%
Administrative and sale expenses	(36,958)	(38,412)	(42,006)	9.4%		13.7%		(102,893)	(119,296)	15.9%
Depreciation and amortization	(5,982)	(5,541)	(5,845)	5.5%		-2.3%		(18,208)	(17,310)	-4.9%
Operating income	46,302	53,378	46,769	-12.4%		1.0%		143,670	152,946	6.5%
Other income and expenses, net (profitability of lace)	4,855	6,577	(2,371)	-136.1%		-148.8%		(16,058)	2,652	-116.5%
Income tax	(12,918)	(16,134)	(13,592)	-15.8%		5.2%		(41,832)	(45,953)	9.9%
Net income before translation results	38,239	43,822	30,806	-29.7%		-19.4%		85,779	109,646	27.8%
Translations results	(202)	479	891	85.9%		-541.3%		(589)	948	-261.0%
Net income	38,037	44,301	31,697	-28.5%		-16.7%		85,190	110,594	29.8%
ROAE (1)	24.6%	28.5%	21.4%	-706	pbs	-321	pbs	17.0%	23.8%	678	pbs

(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.

(*) The net profitability of lace and mutual funds is being presented net of taxes, for which the retroactive change was made (it was presented gross before).

Funds under management

Funds under management	Jun 21	% share	Sep 21	% share
Fund 0	1,175	2.5%	1,205	3.1%
Fund 1	7,156	15.2%	6,394	16.5%
Fund 2	33,757	71.6%	26,698	69.0%
Fund 3	5,027	10.7%	4,421	11.4%
Total S/ Millions	47,114	100%	38,719	100%

Source: SBS

Nominal profitability over the last 12 months

	Jun 21 / Jun 20	Sep 21 / Sep 20
Fund 0	1.5%	1.0%
Fund 1	9.6%	4.2%
Fund 2	27.3%	11.7%
Fund 3	17.2%	23.1%

AFP fees

Fee based on flow	1.60%	Applied to the affiliates’ monthly remuneration.
Mixed fee

Flow	0.18%	Applied to the affiliates’ monthly remuneration since June 2017. Feb 17- may 17 =0.87%.
Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main Indicators

	Prima	System	% share	Prima	System	% share
Main indicators and market share	2Q21	2Q21	2Q21	3Q21	3Q21	3Q21
Affiliates	2,353,808	7,987,142	29.5%	2,351,087	8,120,364	29.0%
New affiliations (2)	-	114,820	0.0%	-	139,360	0.0%
Funds under management (S/ Millions)	47,114	158,148	29.8%	38,719	129,169	30.0%
Collections (S/ Millions) (1)	689	3,295	20.9%	1,016	3,591	28.3%
Voluntary contributions (S/ Millions) (1)	1,011	2,476	40.8%	1,073	2,620	41.0%
RAM (S/ Millions) (3)	1,379	4,479	30.8%	1,316	4,322	30.4%

Source: SBS

(1) Information available as of August 2021.

(2) As of June 2021, another AFP has the exclusivity of affiliations.

(3) Prima AFP estimate: Average of aggregated income for flow during the last 4 months, excluding special collections and voluntary contribution fees.

12.11. Portfolio Quality indicators by Business Segment

Wholesale Banking

SME-Business

SME-Pyme

Mortgage

Consumer

Credit Card

Mibanco

BCP Bolivia

12.12. Table of calculations

(1) Averages are determined as the average of period-beginning and period-ending balances.

(2) Includes total deposits, due to banks and correspondents, BCRP instruments, repurchase agreements and bonds and notes issued.

(3) Does not include Life insurance business.

(4) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(5) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability.

12.13. Glossary of terms

Government Program Loans (“GP or GP loans”)	Loan Portfolio related to Reactiva Peru and FAE-Mype programs to respond quickly and effectively to liquidity needs and maintain the payment chain.
Structural Loans	Loan Portfolio excluding GP Loans.
Non-Recurring Events at Interest Income	Impairment charge (related to the government facility that allowed for deferrement of certain installments at zero cost) and subsequent amortization thereof.
Non-Recurring Events at Interest Expense	Charges related to the liability management operation at BCP (3Q20,1Q21).
Structural Cost of risk	Cost of Risk related to the Structural Loans. It excludes, in the numerator, provisions for credit losses on GP loans, and in the denominator, the total amount of GP Loans.
Structural NPL ratio	NPL Ratio related to Structural Loans. It excludes the impact of GP Loans.
Structural NIM	NIM related to structural loans and other interest earning assets. It deducts the impact from GP loans and non-recurring events from Interest Income and Interest Expenses.
Structural Funding Cost	Funding Cost deducting the impact in expenses and funding related to GP Loans and deducting non-recurring events from Interest Expense.